BCSB BANKCORP

BCSB Bankcorp, Inc.

2003 Annual Report

BCSB BANKCORP, INC.

BCSB Bankcorp, Inc. (the "Company") serves as the holding company for its wholly owned subsidiary, Baltimore County Savings Bank, F.S.B. (the "Bank"). Baltimore County Savings Bank, M.H.C. (the "MHC"), a federal mutual holding company, owns 63.9% of the Company's outstanding common stock. The Company has no significant assets other than its investment in the Bank. The Company is primarily engaged in the business of directing, planning and coordinating the business activities of the Bank.

The Bank is a federal savings bank operating through sixteen banking offices serving the Baltimore Metro area. The Bank's principal business consists of attracting deposits from the general public and investing these funds in loans secured by first mortgages on owner-occupied, single-family residences in the Bank's market area, and, to a lesser extent, other real estate loans, consisting of construction loans, single-family rental property loans and commercial real estate loans, and consumer loans, particularly automobile loans. The Bank derives its income principally from interest earned on loans and, to a lesser extent, interest earned on mortgage-backed securities and investment securities and other income. Funds for these activities are provided principally by operating revenues, deposits and repayments of outstanding loans and investment securities and mortgage-backed securities.

MARKET INFORMATION

The Company's common stock began trading under the symbol "BCSB" on the Nasdaq National Market System on July 9, 1998. There are currently 5,885,593 shares of the common stock outstanding and approximately 1040 holders of record of the common stock. Following are the high and low bid prices, by fiscal quarter, as reported on the Nasdaq National Market System during the periods indicated, as well as dividends paid on the common stock during each quarter.

	High	Low	Dividends Per Share
Fiscal 2003			
First quarter	$ 14.20	$ 12.20	$ .125
Second quarter	13.78	12.69	.125
Third quarter	16.39	13.00	.125
Fourth quarter	17.50	15.32	.125
Fiscal 2002			
First quarter	$ 10.250	$ 9.251	$ .125
Second quarter	10.549	9.350	.125
Third quarter	13.450	10.250	.125
Fourth quarter	13.200	11.640	.125

The stated high and low bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

TABLE OF CONTENTS

BCSB BANKCORP, INC.

BCSB BANKCORP, INC.

Mailing Address: P.O. Box 397, Perry Hall, MD 21128
Office Location: 4111 E. Joppa Road, Baltimore, MD 21236
410-256-5000
www.BALTCOSAVINGS.COM
E-Mail: BALTOSAV@Clark.Net

December 1, 2003

Dear Fellow Stockholders, Depositors, and Friends:

Historically low interest rates were the main story behind our financial results in the fiscal year ended September 30, 2003. Those of you borrowing for any reason in the last twelve months were happy, yet those of you saving for the future wanted to see higher rates. While the bank would like to make both constituencies happy, our financial performance is based on the interest rate difference between borrowers and depositors.

The low rates kept our spread at or near all time lows throughout the year (and into the new year starting in October). Yields on loans were under downward pressure throughout the year as evidenced by a record amount of refinancing. Long-term loan originations increased 52% over the prior year's production, although the loan portfolio decreased by $31.5 million. This was partly caused by selling to the secondary market long-term mortgages to mitigate the interest rate risk of holding these loans. Assets continue to rise, increasing $81 million during the year. Investments and mortgage-backed securities were purchased with all these funds.

As rates leveled off and moved upward slightly in the summer, the bank is well positioned for a rising rate market. Many of our loans, mortgage backed securities and investments are considered short term. As payments are made or securities mature, the proceeds will re-price at a faster pace than if the terms had been longer. We took advantage of prevailing interest rates and raised $10 million in capital through the issuance of trust preferred securities on the last day of the fiscal year. These funds are available for general corporate purposes.

Several other significant events occurred during the year. In November 2002, the data processing operations of the former Heritage Savings Bank loan and deposit accounts combined with our existing systems. This was the last step in the merger announced in early 2002 and settled on June 24, 2002. In March 2003, we announced plans to open our 17th office in the Honeygo Village Shopping Center. We expect to break ground in early 2004 and plan to open in the summer. Throughout the year we implemented changes to our new loan and deposit account procedures to comply with the various requirements of the Patriot Act, a law passed to help the government track terrorists and their funding.

You will read about the financial performance of your company on the pages that follow. A profitable, safe and sound financial condition is the goal for which we strive. By achieving that, we assure the ability to make loans and competitive deposit accounts available to our customers. This will hopefully make your investment in the bank successful.

Very truly yours,

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Consolidated Financial Condition Data

	At September 30,				
	2003	2002	2001	2000	1999
	(In thousands)				
Total assets	$ 668,198	$587,065	$390,883	$325,879	$298,302
Loans receivable, net	365,055	396,617	268,010	241,520	215,383
Cash	11,032	6,468	4,056	6,571	5,977
Interest-bearing deposits in other banks	11,288	15,808	7,953	5,256	8,651
Federal funds sold	988	3,527	3,313	455	449
Investment securities:					
Available for sale	121,290	45,083	23,969	-	-
Held to maturity	2,500	4,496	18,494	41,158	35,232
Mortgage-backed securities:					
Available for sale	116,204	60,411	11,442	-	-
Held to maturity	18,394	33,691	41,655	19,824	23,500
FHLB stock	3,305	3,940	1,834	1,834	1,650
Deposits	551,929	498,785	325,786	268,882	233,365
FHLB advances	32,268	26,968	17,800	9,500	16,000
Trust Preferred Securities	22,500	12,500	-	-	-
Stockholders' equity - substantially restricted	44,768	45,306	42,730	43,343	45,280

Selected Consolidated Operations Data

	At September 30,				
	2003	2002	2001	2000	1999
	(In thousands)				
Interest income	$ 33,167	$ 28,480	$ 24,348	$21,480	$19,396
Interest expense	16,107	14,946	14,240	11,757	9,780
Net interest income before provision for loan losses	17,060	13,534	10,108	9,723	9,616
Provision for loan losses	1,359	509	332	162	339
Net interest income	15,701	13,025	9,776	9,561	9,277
Other income	1,587	1,053	738	530	547
Non-interest expense	15,336	11,363	10,330	8,967	7,482
Income before income taxes	1,952	2,715	184	1,124	2,342
Income tax provision	655	984	79	437	957
Net income	1,297	$ 1,731	$ 105	$ 687	$ 1,384

Key Operating Ratios:

	At or for the Year Ended September 30,				
	2003	2002	2001	2000	1999
	(In thousands)				
Performance Ratios:					
Return on average assets (net income divided by average total assets)	.21%	.37%	.03%	.22%	.49%
Return on average equity (net income divided by average equity)	2.94	4.01	.25	1.58	3.03
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	2.81	2.94	2.58	2.77	2.94
Net interest margin (net interest income divided by average interest-earning assets)	2.90	3.15	2.99	3.26	3.51
Ratio of average interest-earning assets to average interest-bearing liabilities	103.38	105.92	109.70	112.46	116.05
Ratio of non-interest expense to average total assets	2.46	2.46	2.90	2.86	2.63
Dividend payout ratio (dividends declared per share divided by net income per share)	217.39	161.29	2,500.00	416.66	208.33
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period	.09	.28	.08	.16	.39
Nonperforming loans to gross loans at end of period	.08	.33	.08	.15	.46
Allowance for loan losses to gross loans at end of period	.70	.55	.55	.55	.57
Allowance for loan losses to nonperforming loans at end of period	899.33	158.09	653.97	366.32	124.20
Provision for loan losses to gross loans	.12	.12	.12	.06	.15
Net charge-offs to average loans outstanding	.22	.09	.07	.01	.05
Capital Ratios:					
Equity to total assets at end of period	6.70	7.72	10.91	13.30	15.18
Average equity to average assets	7.09	8.61	12.04	13.83	16.07

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company was formed in June 1998 by the Bank to become the holding company for the Bank following the Bank's reorganization into the mutual holding company form of organization (the "Reorganization"). As part of the Reorganization, the Company became a majority-owned subsidiary of the MHC. The Reorganization was consummated on July 8, 1998. All references to the Company prior to July 8, 1998, except where otherwise indicated, are to the Bank.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loan, investment securities and mortgage-backed securities portfolio and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Company's net income also is affected by the level of other income, which primarily consists of fees and charges, and levels of non-interest expenses such as salaries and related expenses.

The operations of the Company are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Asset/Liability Management

The Company strives to achieve consistent net interest income and reduce its exposure to adverse changes in interest rates by attempting to match the terms to re-pricing of its interest-sensitive assets and liabilities. Factors beyond the Bank's control, such as market interest rates and competition, may also have an impact on the Bank's interest income and interest expense.

In the absence of any other factors, the overall yield or return associated with the Bank's earning assets generally will increase from existing levels when interest rates rise over an extended period of time, and conversely interest income will decrease when interest rates decrease. In general, interest expense will increase when interest rates rise over an extended period of time, and conversely interest expense will decrease when interest rates decrease. By controlling the increases and decreases in its interest income and interest expense which are brought about by changes in market interest rates, the Bank can significantly influence its net interest income.

The senior officers of the Bank meet on a weekly basis to monitor the Bank's interest rate risk position and to set prices on loans and deposits to manage interest rate risk within the parameters set by the Board of Directors. The President of the Bank reports to the Board of Directors on a regular basis on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Board of Directors reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the Bank's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Bank's assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies.

The Bank's principal strategy in managing interest rate risk has been to emphasize the acquisition of short- and intermediate-term assets, including locally originated short term (15-years or less) fixed-rate mortgage loans and consumer loans, particularly automobile loans. In addition, in managing its portfolio of investment securities and mortgage-backed securities, the Bank in recent periods has purchased investment securities so as to reduce the Bank's exposure to fluctuations in interest rates. To further manage interest rate risk, the Bank will sell loans into the secondary market, while retaining the servicing of said loans. Beginning in 2002 the Bank implemented a policy of selling fixed rate loans with terms of 15 years or more where the interest rate risk to the portfolio was significant relative to current market conditions and historical analysis.

In addition to shortening the average repricing period of its assets, the Bank has sought to lengthen the average maturity of its liabilities by adopting a tiered pricing program for its certificates of deposit, which provides higher rates of interest on its longer term certificates in order to encourage depositors to invest in certificates with longer maturities.

Market Risk

Management measures the Bank's interest rate risk by computing estimated changes in the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is the difference between incoming and outgoing discounted cash flows from assets and liabilities, with adjustments made for off-balance sheet items. These computations estimate the effect on the Bank's NPV of sudden and sustained increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the Bank's estimated NPV in the event of 1%, 2% and 3% increases in market interest rates, and in the event of a 1%, decrease in market interest rates. The following table presents the Bank's projected change in NPV for the various rate shock levels at September 30, 2003. All changes meet the Bank's policy requirements.

Change in Rates	Net Portfolio Value $ Amount	$ Change (1)	% Change (2)	NPV as % of PV of Assets NPV Ratio (3)	Change (4)
	(Dollars in thousands)				
+300 bp	$ 28,133	$ (39,678)	(59)%	4.58%	(555) bp
+200 bp	42,051	(25,761)	(38)	6.65	(348) bp
+100 bp	55,234	(12,578)	(19)	8.49	(165) bp
0 bp	67,811			10.13	
-100 bp	73,896	6,085	9	10.84	71 bp

(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3) Calculated as the estimated NPV divided by average total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

Risk Measures: 200 bp rate shock

	At September 30, 2003	At September 30, 2002
Pre-Shock NPV Ratio: NPV as % of PV of Assets	10.13%	11.58%
Exposure Measure: Post Shock NPV Ratio	6.65	8.20
Sensitivity Measure: Change in NPV Ratio	348 bp	338 bp

The above table indicates that at September 30, 2003, in the event of sudden and sustained increases in prevailing market interest rates, the Bank's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Bank's NPV would be expected to increase, by a much smaller amount then if there were an increase in interest rates. The Bank's Board of Directors reviews the Bank's NPV position quarterly, and, if estimated changes in NPV are not within the targets established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board approved targets. At September 30, 2003, the Bank's estimated changes in NPV were within the targets established by the Board of Directors.

NPV is calculated by the OTS by using information provided by the Bank. The calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest provided by Bloomberg quotations and surveys performed during the quarter ended September 30, 2003, with adjustments made to reflect the shift in the Treasury yield curve between the survey date and the quarter-end date.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Actual values may differ from those projections set forth in the table, should market conditions vary from assumptions used in the preparation of the table. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an interest rate increase.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yield and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the years ended September 30, 2003 and September 30, 2002. For the year ended September 30, 2001, average balances were computed using month-end balances. Total average assets are computed using month-end balances.

The table also presents information for the periods indicated with respect to the differences between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which banks have traditionally used as an indicator of profitability. Another indicator of net interest income is "net interest margin," which is its net interest income divided by the average balance of interest-earning assets.

	Year Ended September 30,								
	2003			2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable (1)	$ 384,219	$ 25,949	6.75 %	$ 295,694	$21,816	7.38%	$ 248,035	$18,938	7.64%
Mortgage backed securities	97,510	4,020	4.12	68,897	3,638	5.28	32,598	1,948	5.98
Investment securities and FHLB stock	84,162	2,896	3.44	55,506	2,811	5.06	43,384	2,751	6.34
Other interest-earning assets	22,131	302	1.36	9,844	215	2.18	13,948	711	5.10
Total interest-earning assets	588,022	33,167	5.64	429,941	28,480	6.62	337,965	24,348	7.20
Non-interest-earning assets	35,195			32,490			17,801		
Total assets	$ 623,217			$ 462,431			$ 355,766		
Interest-bearing liabilities:									
Deposits	$ 530,021	$ 14,223	2.68 %	$ 382,729	$ 13,984	3.65%	$ 297,732	13,785	4.63
FHLB advances	24,588	1,224	4.98	18,142	773	4.26	8,725	451	5.17
Trust Preferred Securities	12,527	659	5.26	3,262	187	5.73	-	-	-
Other liabilities	1,648	1	.06	1,775	2	.11	1,618	4	.25
Total interest-bearing liabilities	568,784	16,107	2.83	405,908	14,946	3.68	308,075	14,240	4.62
Non-interest-bearing liabilities	10,244			13,331			4,852		
Total liabilities	579,028			419,239			312,927		
Stockholders' equity	44,189			43,192			42,839		
Total liabilities and stockholders' equity	$ 623,217			$ 462,431			$355,766		
Net interest income		$ 17,060			$ 13,534			$10,108	
Interest rate spread			2.81%			2.94%			2.58%
Net interest margin (2)			2.90%			3.15%			2.99%
Ratio of average interest-earning assets to average interest-bearing liabilities			103.38%			105.92%			109.70%

(1) Includes nonaccrual loans.
(2) Represents net interest income divided by the average balance of interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rates (change in rate multiplied by old volume); and (iii) changes in rate/volume (changes in rate multiplied by the changes in volume).

	Year Ended September 30,							
	2003 vs. 2002				2002 vs. 2001			
	Increase (Decrease) Due to							
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(In thousands)							
Interest income:								
Loans receivable	$6,554	$(1,863)	$(558)	$4,133	$3,639	$ (638)	$(123)	$ 2,878
Mortgage-backed securities	1,513	(799)	(332)	382	2,169	(227)	(252)	1,690
Investment securities and FHLB stock	1,448	(899)	(464)	85	769	(554)	(155)	60
Other interest-earning assets	269	(81)	(101)	87	(208)	(408)	120	(496)
Total interest-earning assets	9,784	(3,642)	(1,455)	4,687	6,369	(1,827)	(410)	4,132
Interest expense:								
Deposits	5,382	(3,714)	(1,429)	239	3,936	(2,907)	(830)	199
FHLB advances	275	130	46	451	487	(79)	(86)	322
Trust Preferred Securities	531	(15)	(44)	472	0	0	187	187
Other liabilities	0	(1)	0	(1)	0	(2)	0	(2)
Total interest-bearing liabilities	6,188	(3,600)	(1,427)	1,161	4,423	(2,988)	(729)	706
Change in net interest income	$3,596	$ (42)	$ (28)	$3,526	$ 1,946	$ 1,161	$ 319	$ 3,426

Comparison of Financial Condition at September 30, 2003 and 2002

During the twelve months ended September 30, 2003, the Company's assets increased by $81.1 million, or 13.8% from $587.1 million at September 30, 2002 to $668.2 million at September 30, 2003. Loans receivable, net decreased by $31.5 million, or 8.0%, from $396.6 million at September 30, 2002 to $365.1 million at September 30, 2003. The Company's mortgage-backed securities available for sale increased by $55.8 million, or 92.4%, from $60.4 million at September 30, 2002 to $116.2 million at September 30, 2003. The Company's mortgage-backed securities held to maturity decreased by $15.3 million or 45.4% from $33.7 million at September 30, 2002 to $18.4 million at September 30, 2003. The Company's investment portfolio available for sale increased $76.2 million or 169.0%, from $45.1 million at September 30, 2002 to $121.3 million at September 30, 2003. The Company's investment portfolio held to maturity decreased by $2.0 million or 44.4% from $4.5 million at September 30, 2002 to $2.5 million at September 30, 2003. The preceding was accomplished in an effort to reduce interest rate risk in the balance sheet. The Bank was reluctant to make long term low rate loans in the low interest rate environment that prevailed during the twelve month period ended September 30, 2003. In recent years, the Company has placed emphasis on short term loans such as automobile loans, home equity loans and short term mortgages. The Company increased automobile loans by $5.0 million, or 5.4% from $93.2 million at September 30, 2002 to $98.2 million at September 30, 2003.

Deposits increased by $53.1 million, or 10.6%, from $498.8 million at September 30, 2002 to $551.9 million at September 30, 2003. The increase in deposits was achieved through normal marketing efforts. The growth in deposits helped to fund security purchases. The security purchases have been short term balloon type products and adjustable mortgage products.

Stockholders' equity decreased by $538,000, or 1.2%, from $45.3 million at September 30, 2002 to $44.8 million at September 30, 2003, which was partially attributable to the decrease in accumulated other comprehensive income of $1.4 million from $665,000 at September 30, 2002 to $(771,000) at September 30, 2003.

Comparison of Financial Condition at September 30, 2002 and 2001

Total assets increased by $196.2 million, or 50.2%, from $390.9 million at September 30, 2001 to $587.1 million at September 30, 2002. The increase in assets during fiscal year 2002 was partially attributable to the merger with WHG Bancshares. The merger increased assets by $157.5 million. Loans receivable, net increased by $128.6 million, or 48.0%, from $268.0 million at September 30, 2001 to $396.6 million at September 30, 2002, of which $116.8 million was a result of the merger with WHG Bancshares. Mortgage backed securities increased by $41.0 million, or 77.2%, from $53.1 million at September 30, 2001 to $94.1 million at September 30, 2002. The merger increased mortgage-backed securities by $18.0 million. There was also a $7.1 million, or 16.7%, increase in investment securities from $42.5 million at September 30, 2001 to $49.6 million at September 30, 2002. The WHG Bancshares merger caused $766,000 of this increase. Interest-bearing deposits increased by $7.8 million, or 97.5%, from $8.0 million at September 30, 2001 to $15.8 million at September 30, 2002. The merger with WHG Bancshares increased interest-bearing deposits by $15.8 million, but part of this increase was offset by calls of investment securities.

In recent years, the Company has emphasized the origination of automobile loans because of the higher rates and shorter terms to maturity of those loans. The Company increased automobile loans by $20.4 million, or 28.0%, from $72.8 million at September 30, 2001 to $93.2 million at September 30, 2002. Most of the remaining increase in the loan portfolio reflected an increase in single-family residential mortgage loans, which increased by $55.1 million, or 33.4%, from $165.0 million at September 30, 2001 to $220.1 million at September 30, 2002, reflecting increased loan demand and the addition of new customers from the new branch offices acquired in the WHG Bancshares merger. The Company also placed an emphasis on the origination of commercial real estate loans in an effort to diversify the loan portfolio and increase yield. Through the merger and loan originations the commercial real estate loan portfolio increased by $43.0 million, of 286.7% from $15.1 million at September 30, 2001 to $58.1 million at September 30, 2002.

The Company's loan growth was funded with deposits, which increased by $173.0 million, or 53.1%, from $325.8 million at September 30, 2001 to $498.8 million at September 30, 2002. The Bank increased it deposits as a result of the merger by $118.2 million, and through increased marketing efforts.

Stockholders' equity increased by $2.6 million, or 6.1%, from $42.7 million at September 30, 2001 to $45.3 million at September 30, 2002. The increase was the result of a $1.2 million reclassification of the Rabbi-Trust obligation, and net income offset by dividends paid. The Company established the Rabbi-Trust to hold shares of Company Common Stock in connection with the Company's obligation to pay deferred compensation under the Directors' Retirement Plan. The Rabbi Trust was reclassified as an equity account following stockholder approval on an amendment to the Directors' Retirement Plan requiring that obligations to participants be settled with shares of Common Stock.

Comparison of Operating Results for the Years Ended September 30, 2003 and 2002

Net Income: Net income decreased by $434,000, from $1.7 million for the year ended September 30, 2002 to $1.3 million for the year ended September 30, 2003. The decrease was due primarily to an $850,000, or 167.0% increase in the provision for loans losses due to a large commercial loan charge off, and an increase in non interest expenses of $4.0 million, or 35.0% from $11.4 million at September 30, 2002 to $15.3 million at September 30, 2003. This decrease was partially offset by an increase in net interest income of $3.5 million, or 26.1% from $13.5 million at September 30, 2002 to $17.0 million at September 30, 2003.

Net Interest Income: Net interest income increased by $3.5 million or 26.1% from $13.5 million for the year ended September 30, 2002 to $17.0 million for the year ended September 30, 2003. The increase in net interest income primarily was the result of increases in the volume of interest-earning assets. These increases allowed the Company to improve net interest income despite a 13 basis point decrease in interest rate spread. The Company's ratio of average interest-earning assets to average interest-bearing liabilities decreased from 105.9% for the year ended September 30, 2002 to 103.4% for the year ended September 30, 2003. Interest rate spread decreased from 2.94% at September 30, 2002, to 2.81% at September 30, 2003 due to declining interest rates as assets re-priced more rapidly than deposits.

Interest Income: Interest income increased by $4.7 million, or 16.5%, from $28.5 million for the year ended September 30, 2002 to $33.2 million for the year ended September 30, 2003. Interest and fees on loans increased by $4.1 million, or 18.9% from $21.8 million at September 30, 2002 to $25.9 million at September 30, 2003. This increase was due primarily to an increase in the average balance of loans of $88 million, from $295.7 million at September 30, 2002 to $384.2 million at September 30, 2003. Which more than offset a decrease in the average yield on loans of 63 basis points from 7.38% for the period ended September 30, 2002 to 6.75% for the period ended September 30, 2003. The increase in the average balance of loans was primarily attributable to the merger with WHG Bancshares which consisted of $116.8 million in loans receivable. Also contributing to the increase in interest income was $382,000, or 10.5% increase in interest on mortgage backed securities, which increased primarily due to an increase in the average balance of mortgage backed securities from $68.9 million at September 30, 2002 to $97.5 million at September 30, 2003. Interest and dividends on investment securities also increased $85,000, or 3.0%. Other interest income increased by $87,000 of 40.5% from $215,000 at September 30, 2002 to $302,000 at September 30, 2003.

Interest Expense: Interest expense increased by $1.2 million or 7.8% from $14.9 million for the year ended September 30, 2002 to $16.1 million for the year ended September 30, 2003. This increase was due to an increase in the average volume of deposits, which are the largest component of the Company's interest-bearing liabilities. The average balance of deposits increased by $147.3 million, or 38.5%, from $382.7 million at September 30, 2002 to $530.0 million at September 30, 2003. The Company was able to increase its deposits through its use of advertising and the acquisition of WHG Bancshares. The increase in interest expense was partially offset by a decrease of 97 basis points in the average yield paid on deposits, from 3.65% for the year ended September 30, 2002 to 2.68% for the year ended September 30, 2003. Also contributing to the increase in interest expense was an increase in interest paid on short-term borrowings of $42,000 from $119,000 at September 30, 2002 to $161,000 at September 30, 2003, and interest on long-term borrowings increased by $410,000. This increase was primarily due to an increase of $6.4 million in Federal Home Loan Bank of Atlanta average advances. With the acquisition of WHG Bancshares the bank acquired longer term higher rate advances. Interest on trust preferred securities also contributed to increased interest expense. Interest on the Trust Preferred Securities increased $470,000 from $189,000 at September 30, 2002 to $659,000 at September 30, 2003, primarily due to a full years interest expense on $12.5 million for the year ended September 30, 2003 compared to a partial year for the year ended September 30, 2002. Interest expense was only slightly impacted by the $10.0 million issuance of trust preferred securities on September 29, 2003. However it is expected to result in approximately $458,000 of interest expense in the next year.

Provision for Loan Losses: The Company's significant accounting policies are set forth in Note 1 of Notes to Consolidated Financial Statements. Of these significant accounting policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses, based on prior experience, volume and type of lending conducted by the Company, industry standards and past due loans in the Company's loan portfolio. The Company established provisions for loan losses of $1.4 million and $509,000 for the years ended September 30, 2003 and 2002, respectively. In establishing such provisions, management considered the delinquency of its loan portfolio as well as a review of classified assets. The $1.4 million in provisions for loan losses included the replenishment of the allowance due to the charge off of $569,000 for a commercial loan. In addition, management considered the level of the Company's non-performing loans, which were $300,000 and $1,391,000 at September 30, 2003 and September 30, 2002 respectively.

Other Income: Other income increased by $534,000, or 50.7% from $1.1 million for the year ended September 30, 2002 to $1.6 million for the year ended September 30, 2003. The increase in other income for the year ended September 30 2003 was partially attributable to gains on the sale of loans of $344,000 for the year ended September 30, 2003 compared to $230,000 for the year ended September 30, 2002. There was also a gain on the sale of Mortgaged Backed Securities of $230,000 for the year ended September 30, 2003, compared to a gain of $2,000 for the year ended September 30, 2002. These gains were achieved through the Company's implementation of a strategy to mitigate interest rate risk. These gains may not be achieved in the future should market conditions change. Fees on transaction accounts increased by $128,000 due to the increase in the volume of transaction accounts. Servicing fee income decreased $57,000 from $13,000 for the year ended September 30, 2002 to $(44,000) for the year ended September 30, 2003. This decrease was attributable to accelerated amortization of the servicing premium on loans sold due to payoffs.

Non-interest Expenses: Total non-interest expenses increased by $4.0 million, or 35.0%, from $11.4 million for the year ended September 30, 2002 to $15.3 million for the year ended September 30, 2003. The increase in non-interest expenses was due to increases in salaries and related expenses of $2.3 million, or 38.2%. The increase in salaries was partially due to the increased personnel due to the merger with WHG Bancshares and increased loan personnel as the Company attempts to diversify into the commercial loan market. The increase in non-interest expenses also was due in part to the absence of a credit to compensation expense of $169,000 for the year ended September 30, 2002 for the directors retirement plan due to the decline of value of the shares held in the Rabbi-Trust. The Company established the Rabbi-Trust to hold shares of Company Common Stock in connection with the Company's obligation to pay deferred compensation under the Directors' Retirement Plan. The related deferred compensation obligation was classified as a liability and adjusted with a corresponding charge (or credit) to compensation cost by multiplying the number of shares owned by the Rabbi Trust by the change in the fair market value of each share, to reflect changes of the amount owed to the directors. No future adjustments to compensation expense for the Rabbi-Trust are required as a result of stockholder approval of an amendment to the Directors' Retirement Plan at the 2002 annual meeting of stockholders.

The Company also experienced increases of $533,000, or 55.6% in data processing expenses, from $958,000 at September 30, 2002 to $1.5 million at September 30, 2003. This increase was primarily due to an increased number of transaction accounts due to the merger with WHG Bancshares and a rate increase. Occupancy expense increased by $391,000 or 31.3% from $1.2 million at September 30, 2002 to $1.6 million at September 30, 2003. The Company also experienced increases of $335,000, or 35.1% in property and equipment expense and an increase of $165,000, or 36.1% in telephone, postage and office supplies. These increases were due to the cost of the additional branch offices acquired in the WHG Bancshares merger.

Income Taxes: The Company's income tax expense was $655,000 and $984,000 for the years ended September 30, 2003 and September 30, 2002 respectively. The Company's effective tax rate was 33.6% and 36.2% for the years ended September 30, 2003 and 2002 respectively. The reduction in the effective tax rate for the year ended September 30, 2003 was due to an increase in interest on state tax exempt securities.

Comparison of Operating Results for the Years Ended September 30, 2002 and 2001

Net Income: Net income increased by $1.6 million, from $105,000 for the year ended September 30, 2001 to $1.7 million for the year ended September 30, 2002. The increase was due primarily to a $3.4 million, or 33.7% increase in net interest income which was partially offset by a $1.0 million, or 10.0% increase in non-interest expenses and a $905,000 increase in the income tax provision.

Net Interest Income: Net interest income increased by $3.4 million or 33.7% from $10.1 million for the year ended September 30, 2001 to $13.5 million for the year ended September 30, 2002. The increase in net interest income primarily was the result of increases in the volume of interest-earning assets. These increases allowed the Company to improve net interest income despite a 58 basis point decrease in the yield on interest-earning assets. The Company's ratio of average interest-earning assets to average interest-bearing liabilities decreased from 109.7% for the year ended September 30, 2001 to 105.9% for the year ended September 30, 2002. The Company was able to increase the interest rate spread from 2.58% at September 30, 2001, to 2.94% at September 30, 2002 due to declining interest rates and the re-pricing of deposits.

Interest Income: Interest income increased by $4.2 million, or 17.3%, from $24.3 million for the year ended September 30, 2001 to $28.5 million for the year ended September 30, 2002. This increase was due primarily to an increase in interest and fees on loans, which reflected an increase in the average balance of loans from $248.0 million at September 30, 2001 to $295.7 million at September 30, 2002. The increase in the average balance of loans was achieved primarily through increases in residential mortgage loans, commercial loans and automobile loans. Also contributing to the increase in interest income was $1.7 million, or 86.8% increase in interest on mortgage backed securities, which increased primarily due to an increase in the average balance of mortgage backed securities from $32.6 million at September 30, 2001 to $68.9 million at September 30, 2002. Dividends on investment securities also increased $61,000, or 2.2%. These increases helped to offset the decrease of $496,000, or 69.8% in other interest income. Other interest income primarily decreased due to a decrease of 292 basis points in the average yield on interest-bearing deposits and Federal funds sold, and a decrease of $4.1 million, or 29.5% in the average balance of interest-bearing deposits and Federal funds sold from $13.9 million at September 30, 2001 to $9.8 million at September 30, 2002.

Interest Expense: Interest expense increased by $706,000 or 5.0%, from $14.2 million for the year ended September 30, 2001 to $14.9 million for the year ended September 30, 2002. This increase was due to an increase in the average volume of deposits, which are the largest component of the Company's interest-bearing liabilities. The average balance of deposits increased by $85.0 million, or 28.5%, from $297.7 million at September 30, 2001 to $382.7 million at September 30, 2002. The Company was able to increase its deposits through its use of advertising and the acquisition of WHG Bancshares. The increase in interest expense was partially offset by a decrease of 98 basis points in the average yield paid on deposits, from 4.63% for the year ended September 30, 2001 to 3.65% for the year ended September 30, 2002. Also contributing to the increase in interest expense was an increase in interest paid on FHLB advances of $324,000, from $450,000 at September 30, 2001 to $774,000 at September 30, 2002. This increase was partially due to an increase in the average volume of FHLB advances of $9.4 million, or 107.9% from $8.7 million at September 30, 2001 to $18.1 million at September 30, 2002. The WHG Bancshares merger resulted in an increase in FHLB advances of $19.2 million. This increase was partially offset by a decrease of 91 basis points in the average yield, from 5.17% at September 30, 2001 to 4.26% at September 30, 2002. Also contributing to the increase in interest expense was interest on the Trust Preferred Securities which was $187,000 for the year ended September 30, 2002, compared to $0 for the year ended September 30, 2001.

Provision for Loan Losses: The Company's significant accounting policies are set forth in Note 1 of Notes to Consolidated Financial Statements. Of these significant accounting policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

Provisions for loan losses are charged to the earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses, based on prior experience, volume and type of lending conducted by the Company, industry standards and past due loans in the Company's loan portfolio. The Company established provisions for loan losses of $509,000 and $332,000 for the years ended September 30, 2002 and 2001, respectively. In establishing such provisions, management considered the delinquency of its loan portfolio as well as a review of classified assets. In addition, management considered the level of the Company's non-performing loans, which were $1,391,000 and $239,000 at September 30, 2002 and September 30, 2001 respectively.

Other Income: Total other income increased by $316,000, or 42.8%, from $738,000 for the year ended September 30, 2001 to $1.1 million for the year ended September 30, 2002. This increase was primarily due to the gain on sale of loans which increased $205,000, or 820.0% from, $25,000 for the year ended September 30, 2001 to $230,000 for the year ended September 30, 2002. The gain on sale of loans was achieved through the Company's implementation of a strategy to sell long-term low rate loans to Fannie Mae in an effort to mitigate interest rate risk. These gains may not be achieved to the same degree in the future should market conditions change.

Non-Interest Expense: Total non-interest expenses increased by $1.1 million, or 10.7%, from $10.3 million for the year ended September 30, 2001 to $11.4 million for the year ended September 30, 2002. The increase in non-interest expenses was due to increases in salaries and related expenses of $278,000, or 4.8%, which was offset in part by a reduction of $170,000 of compensation expense for the directors retirement plan due to the decline of value of the shares held in the Rabbi-Trust. The Company established the Rabbi-Trust to hold shares of Company Common Stock in connection with the Company's obligation to pay deferred compensation under the Directors' Retirement Plan. The related deferred compensation obligation was classified as a liability and adjusted with a corresponding charge (or credit) to compensation cost by multiplying the number of shares owned by the Rabbi Trust by the change in the fair market value of each share, to reflect changes of the amount owed to the directors. No adjustments to compensation expense for the Rabbi Trust will be required for future periods as a result of stockholder approval of an amendment to the Directors' Retirement Plan. See Note 12 of Notes to Consolidated Financial Statements. The Company also experienced increases of $131,000, or 11.7%, in occupancy expense, $256,000 or 36.5% in data processing expense, $77,000, or 8.8% in property plant and equipment expense and $253,000 or 99.2% in other expenses. These increases were partially offset by a decrease of $43,000 or 5.3% in advertising expenses. During the quarter ended December 31, 2001, the Company wrote off, against a previously established allowance, $51,000 of EPIC loans included in foreclosed real estate. EPIC loans represented the balance due on an investment in a pool of mortgages which was foreclosed by the trustees for the holders of the security interest due to nonperformance. An allowance for losses was established based upon the original foreclosure and analysis of the collectibility of the loans granted to the purchasers of the foreclosed property.

Income Taxes: The Company's income tax expense was $984,000 and $79,000 for the years ended September 30, 2002 and September 30, 2001 respectively. The Company's effective tax rate was 36.2% and 43.1% for the years ended September 30, 2002 and 2001 respectively. The reduction in the effective tax rate for the year ended September 30, 2002 was due to an increase in state tax exempt securities.

Liquidity and Capital Resources

The Company has no business other than that of the Bank and investing the net stock issuance proceeds retained by it. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

At September 30, 2003, the Bank exceeded all regulatory minimum capital requirements. For information regarding the Bank's retained earnings as reported in its financial statements at September 30, 2003 to its tangible, core and risk-based capital levels and compares such totals to the regulatory requirements, see Note 16 of Notes to Consolidated Financial Statements.

On June 27, 2002, the Company established a business trust subsidiary (the "Business Trust"), which issued and sold to private investors 12,500 securities with a liquidation amount of $1,000 per security, for a total of $12.5 million of preferred securities. The Company funded the Business Trust with $387,000 in exchange for 100% of the Business Trust's common securities. The Business Trust used the proceeds from these transactions to purchase $12,887,000 of floating rate subordinated debentures from the Company. The Company makes periodic interest payments on the debentures to the Trust, and the Business Trust in turn makes interest payments on the trust preferred securities to the private investors.

The trust preferred securities and subordinated debentures are due June 30, 2032. The rate is 3.65% per annum over the three-month LIBOR rate and resets quarterly. The rate at September 30, 2002 was 5.51%. The junior subordinated debentures are the sole assets of the Business Trust. The subordinated debt securities, unsecured, rank junior and are subordinate in right of payment of all senior debt of the Company, and the Company has guaranteed repayment on the trust preferred securities issued by the Business Trust. The Company used the proceeds from these transactions to increase the capital of the Bank. The $12.5 million of subordinated debt securities are includable as part of Tier 1 regulatory capital for the Bank. In 2003, the Company had an annual expense of $659,000 related to the trust preferred securities.

Payments to be made by the Business Trust on the trust preferred securities are dependent on payments that the Company has undertaken to make, particularly the payment to be made by the Company on the debentures. Distributions on the trust preferred securities are payable quarterly at a rate of 3.65% per annum over the three-month LIBOR rate. The distributions are funded by interest payments received on the debentures and are subject to deferral for up to five years under certain conditions. Distributions are included in interest expense. The Company may redeem the debentures, in whole or in part, at par at any time after September 30, 2007, or under certain conditions in whole but not in part, at any time at a redemption price equal to 103% of the principal amount plus any accrued unpaid interest.

On September 29, 2003, the Company established a second statutory trust subsidiary (the "Statutory Trust"), which issued and sold to private investors 10,000 securities with a liquidation amount of $1,000 per security, for a total of $10.0 million of preferred securities. The Company funded the Statutory Trust with $310,000 in exchange for 100% of the Statutory Trust's common securities. The Statutory Trust used the proceeds from these transactions to purchase $10,310,000 of floating rate subordinated debentures from the Company. The Company makes periodic interest payments on the debentures to the Trust, and the Statutory Trust in turn makes interest payments on the trust preferred securities to the private investors.

The trust preferred securities and subordinated debentures are due October 7, 2033. The rate is 3.00% per annum over the three-month LIBOR rate and resets quarterly. The rate at September 30, 2003 was 4.16%. The junior subordinated debentures are the sole assets of the Statutory Trust. The subordinated debt securities, unsecured, rank junior and are subordinate in right of payment of all senior debt of the Company, and the Company has guaranteed repayment on the trust preferred securities issued by the Statutory Trust. The Company used the proceeds from these transactions to increase the capital of the Bank. The $10.3 million of subordinated debt securities are includable as part of Tier 1 regulatory capital for the Bank.

Payments to be made by the Statutory Trust on the trust preferred securities are dependent on payments that the Company has undertaken to make, particularly the payment to be made by the Company on the debentures. Distributions on the trust preferred securities are payable quarterly at a rate of 3.00% per annum over the three-month LIBOR rate. The distributions are funded by interest payments received on the debentures and are subject to deferral for up to five years under certain conditions. Distributions are included in interest expense. The Company may redeem the debentures, in whole or in part, at par at any time after October 7, 2008, or under certain conditions in whole but not in part, at any time at a redemption price equal to 103% of the principal amount plus any accrued unpaid interest. Interest expense for the year ended September 30, 2004 is expected to be approximately $458,000. The Company expects to have sufficient liquidity to meet the interest payments.

The Company's primary sources of funds are deposits and proceeds from maturing investment securities and mortgage-backed securities and principal and interest payments on loans. While maturities and scheduled amortization of mortgage-backed securities and loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors.

The primary investing activity of the Company are the origination of loans and the purchase of investment securities and mortgage-backed securities. During the years ended September 30, 2003, 2002, and 2001 the Bank had $159.2 million, $129.2 million and 95.3 million respectively, of loan originations. During the years ended September 30, 2003, 2002 and 2001, the Company purchased investment securities in the amounts of $161.1 million, $72.8 million and 55.6 million respectively, and mortgage-backed securities in the amounts of $108.8 million, $52.8 million, and 48.6 million respectively. The primary financing activity of the Company is the attraction of savings deposits.

The Company has other sources of liquidity if there is a need for funds. The Bank has the ability to obtain advances from the FHLB of Atlanta. In addition, the Company maintains a portion of its investments in interest-bearing deposits at other financial institutions that will be available, if needed.

The Bank's average daily liquidity ratio for the month of September 2003 was approximately 24.3%. Management seeks to maintain a relatively high level of liquidity in order to retain flexibility in terms of investment opportunities and deposit pricing. Because liquid assets generally provide for lower rates of return, the Bank's relatively high liquidity will, to a certain extent, result in lower rates of return on assets.

The Company's most liquid assets are cash, interest-bearing deposits in other banks and federal funds sold, which are short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash. The levels of these assets are dependent on the Company's operating, financing and investing activities during any given period. At September 30, 2003, cash, interest-bearing deposits in other banks and federal funds sold totaled $11.0 million, $11.3 million and $988,000, respectively.

The Company anticipates that it will have sufficient funds available to meet its current commitments. Certificates of deposit which are scheduled to mature in less than one year at September 30, 2003 totaled $191.3 million. Based on past experience, management believes that a significant portion of such deposits will remain with the Bank. The Bank is a party to financial instruments with off-balance-sheet risk made in the normal course of business to meet the financing needs of its customers. These financial instruments are standby letters of credit, lines of credit and commitments to fund mortgage loans and involve to varying degrees elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments express the extent of involvement the Bank has in this class of financial instruments and represents the Bank's exposure to credit loss from nonperformance by the other party. The Bank generally requires collateral or other security to support financial instruments with off-balance-sheet credit risk. At September 30, 2003, the Bank had commitments under standby letters of credit, lines of credit and commitments to originate mortgage loans of $419,000, $20.4 million and $10.6 million, respectively. See Note 3 of Notes to Consolidated Financial Statements.

The Company announced a repurchase program on February 14, 2001. As of September 30, 2002 an additional 740 shares had been purchased at an aggregate cost of $9,376, and as of September 30, 2003 an additional 864 shares had been purchased at an aggregate cost of $14,395.

In keeping with the Company's stated policy, quarterly dividends were declared on December 18, 2002, March 26, May 30, and September 15, 2003 of 12.5¢ each. In keeping with Federal regulations, Baltimore County Savings Bank, M.H.C. (the "MHC") applied for, and elected to waive receipt of, dividends from the Company as to its shares, which amounted to 3,754,960 shares as of December 1, 2003, or 63.8% of all outstanding shares of the Company's common stock. The dividend rate is based in part on the Bank's strong capital position (see Note 15 of Notes to Consolidated Financial Statements) and the flexibility of the mutual holding company structure whereby the MHC, with regulatory approval, has waived dividends otherwise payable to it. This has enabled the Bank to reward its public shareholders with a strong dividend stream while retaining sufficient capital to support Company operations, earnings growth and the Bank's branch expansion business plan.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Off-Balance Sheet Arrangements

As of the date of this Annual Report, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except for the guarantees made by the Company with respect to the trust preferred securities issued by each of the Business Trust and the Statutory Trust, which are discussed in the "Liquidity and Capital Resources" subsection of this Annual Report and in footnote 9 to the audited financial statements. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets. Additionally, the Bank does have commitments to originate loans in the ordinary course of business, as disclosed herein.

Critical Accounting Policies

Management's discussion and analysis of the Company's financial condition is based on the consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to the allowance for loan losses.

Management believes the allowance for loan losses is a critical accounting policy that required the most significant estimates and assumptions used in the preparation of the consolidated financial statements. The allowance for loan losses is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Management believes the allowance for loan losses is a significant estimated loss and therefore regularly evaluates it for adequacy by taking into consideration factors such as prior loan loss experience, the character and size of the loan portfolio, business and economic conditions and management's estimation of losses. The use of different estimates or assumptions could produce different provisions for loan losses. Refer to the discussion of Allowance for Loan Losses in Note 3 to the Consolidated Financial Statements for a detailed description of management's estimation process and methodology related to the allowance for loan losses.

Impact of New Accounting Standards

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative discussed in paragraph 6(b) of Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and (4) amends certain other existing pronouncements. Those changes result in more consistent reporting on contracts as either derivatives or hybrid instruments. This Statement is effective for contracts and hedging relationships entered into or modified after June 30, 2003.

In May 2003, FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003.

The above accounting pronouncements did not have a material impact on the consolidated financial statements.

Anderson Associates, LLP

Certified Public Accountants
7621 Fitch Lane
Baltimore, Maryland 21236
410-882-8050

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
BCSB Bankcorp, Inc.
Baltimore, Maryland

We have audited the consolidated statements of financial condition of BCSB Bankcorp, Inc. and Subsidiaries as of September 30, 2003 and September 30, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BCSB Bankcorp, Inc. and Subsidiaries as of September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Anderson Associates LLP

December 5, 2003
Baltimore, Maryland

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30, 2003	September 30, 2002
Assets		
Cash	$ 11,032,415	$ 6,467,598
Interest bearing deposits in other banks	11,288,223	15,808,342
Federal funds sold	987,636	3,527,387
Investment securities, available for sale (Note 2)	121,289,555	45,083,287
Investment securities, held to maturity (Note 2)	2,500,000	4,495,986
Loans receivable, net (Note 3)	365,054,645	396,616,729
Loans held for sale	247,600	--
Mortgage backed securities, available for sale (Note 4)	116,204,401	60,411,132
Mortgage backed securities, held to maturity (Note 4)	18,394,439	33,691,430
Premises and equipment, net (Note 5)	9,226,887	8,630,812
Federal Home Loan Bank of Atlanta stock, at cost	3,304,900	3,939,700
Accrued interest receivable - loans	1,078,484	1,421,418
- investments	536,895	294,897
- mortgage backed securities	499,230	474,143
Prepaid and deferred income taxes (Note 16)	1,752,582	1,268,370
Goodwill	2,294,327	2,294,327
Core deposit intangible (Note 6)	421,000	542,000
Other assets	2,084,630	2,097,791
Total assets	$ 668,197,849	$ 587,065,349
Liabilities and Stockholders' Equity		
Liabilities		
Checks outstanding in excess of bank balance	$ --	$ 390,799
Deposits (Note 7)	551,928,619	498,785,268
Federal Home Loan Bank of Atlanta advances (Note 8)	32,267,861	26,968,099
Trust Preferred Securities (Note 9)	22,500,000	12,500,000
Advance payments by borrowers for taxes and insurance	854,694	1,194,371
Income taxes payable (Note 16)	193,051	58,226
Payables to disbursing agents	136,352	221,345
Accounts payable Trade Date Securities	13,998,307	--
Dividends payable	266,329	264,891
Other liabilities	1,284,720	1,376,787
Total liabilities	623,429,933	541,759,786
Commitments and contingencies (Notes 3, 5, 8, 9, 10, 11, 12 ,13 and 14)		
Stockholders' Equity (Notes 11, 12, 13, 14, and 15)		
Common stock (par value $.01 - 13,500,000 authorized, 5,885,593 and 5,874,082 shares issued and outstanding at September 30, 2003 and 2002, respectively)	58,856	58,741
Additional paid-in capital	20,652,137	20,302,518
Obligation under Rabbi Trust	1,243,469	1,156,870
Retained earnings (substantially restricted)	25,556,888	25,279,752
Accumulated other comprehensive (loss) income (net of taxes)	(770,874)	664,554
	46,740,476	47,462,435
Employee Stock Ownership Plan	(776,060)	(960,372)
Stock held by Rabbi Trust	(1,196,500)	(1,196,500)
Total stockholders' equity	44,767,916	45,305,563
Total liabilities and stockholders' equity	$ 668,197,849	$ 587,065,349

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF OPERATIONS

	For Years Ended September 30,		
	2003	2002	2001
Interest and fees on loans (Note 3)	25,948,388	$21,815,907	$18,938,731
Interest on mortgage backed securities	4,019,889	3,637,876	1,947,638
Interest and dividends on investment securities	2,896,384	2,811,536	2,750,922
Other interest income	302,291	214,952	711,169
Total interest income	33,166,952	28,480,271	24,348,460
Interest on deposits (Note 7)	14,222,623	13,983,646	13,785,205
Interest on borrowings - short term	160,680	118,824	132,499
Interest on borrowings – long term	1,064,245	654,684	317,900
Other interest expense	659,095	189,111	4,266
Total interest expense	16,106,643	14,946,265	14,239,870
Net interest income	17,060,309	13,534,006	10,108,590
Provision for losses on loans (Note 3)	1,359,077	509,290	332,341
Net interest income after provision for losses on loans	15,701,232	13,024,716	9,776,249
Other Income			
Gain (loss) on sale of foreclosed real estate	--	(5,569)	15,751
Gain on sale of loans	344,358	229,906	25,220
Servicing fee income	(44,188)	12,576	14,249
Fees and charges on loans	225,564	177,463	150,467
Fees on transaction accounts	541,309	413,328	322,459
Rental income	125,778	98,839	106,761
Gain from sale of investments	51,859	91,837	--
Gain from sale of mortgage backed securities	231,892	2,221	--
Loss on disposal of fixed assets	--	(14,090)	--
Miscellaneous income	110,576	46,969	102,672
Net other income	1,587,148	1,053,480	737,579
Non-Interest Expenses			
Salaries and related expense	8,439,377	6,106,076	5,827,819
Occupancy expense	1,641,785	1,250,776	1,120,279
Deposit insurance premiums	205,606	167,997	126,759
Data processing expense	1,490,403	957,860	701,689
Property and equipment expense	1,287,822	952,882	876,188
Professional fees	293,972	199,494	186,964
Advertising	733,742	762,864	806,020
Telephone, postage and office supplies	622,867	457,565	428,937
Other expenses	620,822	507,732	255,118
Total non-interest expenses	15,336,396	11,363,246	10,329,773
Income before tax provision	1,951,984	2,714,950	184,055
Income tax provision (Note 16)	654,953	983,976	79,290
Net income	$ 1,297,031	$ 1,730,974	$ 104,765
Net Income Per Share of Common Stock (Note 1)			
Basic	$ 0.23	$ 0.31	$ 0.02
Diluted	$ 0.22	$ 0.30	$ 0.02

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Obligation Under Rabbi Trust	Retained Earnings	Accumulated Other Comprehensive Income (loss) Net of Taxes	Employee Stock Ownership Plan	Stock Held By Rabbi Trust	Total Stockholders' Equity
Balance - October 1, 2000	$58,871	$20,214,611	$ --	$25,447,089	$ --	$(1,326,228)	$(1,051,526)	$43,342,817
Compensation under stock based benefit plans	--	67,103	--	--	--	182,928	--	250,031
Acquisition of stock for Rabbi Trust	--	--	--	--	--	--	(87,974)	(87,974)
Treasury stock purchased	(198)	(165,247)	--	--	--	--	--	(165,445)
Cash dividends declared ($.50 per share)	--	--	--	(995,728)	--	--	--	(995,728)
Comprehensive income								
Net income for the year ended September 30, 2001	--	--	--	104,765				
Net change in unrealized gains on investment securities and mortgage backed securities, net of tax of $177,385	--	--	--	--	281,924	--	--	
Comprehensive income	--	--	--	--	--	--	--	386,689
Balance - September 30, 2001	58,673	20,116,467	--	24,556,126	281,924	(1,143,300)	(1,139,500)	42,730,390
Compensation under stock based benefit plans	--	135,495	--	--	--	182,928	--	318,423
Exercised options	75	59,925	--	--	--	--	--	60,000
Rabbi Trust Liability	--	--	1,156,870	--	--	--	--	1,156,870
Acquisition of stock for Rabbi Trust	--	--	--	--	--	--	(57,000)	(57,000)
Treasury stock purchased	(7)	(9,369)	--	--	--	--	--	(9,376)
Cash dividends declared ($.50 per share)	--	--	--	(1,007,348)	--	--	--	(1,007,348)
Comprehensive income								
Net income for the year ended September 30, 2002	--	--	--	1,730,974	--	--	--	--
Net change in unrealized gains on investment securities and mortgage backed securities, net of tax of $274,929	--	--	--	--	442,508	--	--	--
Reclassification adjustment for gains included in net income on available for sale securities, net of tax of $34,180	--	--	--	--	(59,878)	--	--	--
Comprehensive income	--	--	--	--	--	--	--	2,113,604
Balance - September 30, 2002	58,741	20,302,518	1,156,870	25,279,752	664,554	(960,372)	(1,196,500)	45,305,563
Compensation under stock based benefit plans	--	262,175	--	--	--	184,312	--	446,487
Exercised options	124	101,830	--	--	--	--	--	101,954
Rabbi Trust Liability	--	--	86,599	--	--	--	--	86,599
Treasury stock purchased	(9)	(14,386)	--	--	--	--	--	(14,395)
Cash dividends declared ($.50 per share)	--	--	--	(1,019,895)	--	--	--	(1,019,895)
Net income for the year ended September 30, 2003	--	--	--	1,297,031	--	--	--	--
Net change in unrealized gains (loss) on investment securities and mortgage backed securities, net of tax of $903,164	--	--	--	--	(1,261,262)	--	--	--
Reclassification adjustment for gains included in net income on available for sale securities, net of tax of $109,585	--	--	--	--	(174,166)	--	--	--
Comprehensive loss	--	--	--	--	--	--	--	(138,397)
Balance - September 30, 2003	$58,856	$ 20,652,137	$1,243,469	$25,556,888	$(770,874)	$(776,060)	$(1,196,500)	$44,767,916

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Years Ended September 30,		
	2003	2002	2001
Operating Activities			
Net income	$ 1,297,031	$1,730,974	$ 104,765
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Accretion and amortization of discount and premiums on investments, net	(91,846)	(15,643)	2,778
Dividends on investment securities	(979,172)	(931,495)	(250,539)
Gain on sale of investments	(51,859)	(91,837)	--
Loans originated for sale	(12,227,172)	(10,182,800)	(2,880,566)
Proceeds from loans sold	12,323,930	10,412,706	2,855,346
Gain on loans sold	(344,358)	(229,906)	(25,220)
Loan fees and costs deferred, net	446,920	166,414	22,860
Amortization of deferred loan fees, net	(678,920)	(237,860)	(94,973)
Provision for losses on loans	1,359,077	509,290	332,341
Non-cash compensation under Stock-Based Benefit Plan	446,487	318,423	250,031
Amortization of premium on mortgage backed securities	586,766	274,382	97,854
Amortization of Purchase Premiums and Discounts, net	(295,687)	(151,710)	--
Gain on sale of mortgage backed securities	(231,892)	(2,221)	--
Provision for depreciation	986,088	816,086	749,061
Loss on disposal of fixed assets	--	14,090	--
Loss (gain) on sale of real estate owned	--	5,569	(15,751)
Decrease (increase) in accrued interest receivable on loans	342,934	(26,981)	(67,137)
Increase (decrease) in accrued interest receivable on investments	(241,998)	323,314	121,022
Increase in accrued interest receivable on mortgage backed securities	(25,087)	(84,272)	(183,006)
Decrease (increase) in prepaid and deferred income taxes	417,317	81,275	(115,349)
Decrease (increase) in other assets	13,161	(860,459)	(533,213)
Decrease in accrued interest payable on deposits	(27,944)	(417,893)	(357,978)
Increase (decrease) in income taxes payable	134,825	52,325	(19,631)
Increase in accounts payable Trade Date Securities	13,998,307	--	--
(Decrease) increase in other liabilities and payables to disbursing agents	(177,060)	(754,265)	477,119
Increase in obligation under Rabbi Trust	86,599	--	--
Net cash provided by operating activities	17,066,447	717,506	469,814

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Years Ended September 30,		
	2003	2002	2001
Cash Flows from Investing Activities			
Proceeds from maturing interest bearing deposits	$ --	$ 2,253,000	$ 2,759,000
Purchase of interest bearing deposits	--	--	(792,000)
Purchase of WHG Corporation, net of cash acquired	--	(4,318,428)	--
Purchases of investment securities - available for sale	(160,646,031)	(70,344,403)	(24,493,199)
Proceeds from maturities of investment securities - available for sale	69,800,019	16,612,000	1,155,656
Proceeds from sale of investment securities – available for sale	15,087,859	34,360,997	--
Purchases of investment securities - held to maturity	(500,000)	(2,495,937)	(31,140,000)
Proceeds from maturities of investment securities - held to maturity	2,500,000	16,500,000	53,800,000
Longer term loans originated	(81,058,102)	(53,326,464)	(39,947,775)
Principal collected on longer term loans	113,282,263	82,877,756	21,432,869
Net increase in short-term loans	(2,459,676)	(42,277,864)	(7,879,826)
Loans purchased	--	--	(414,712)
Purchase of mortgage backed securities – available for sale	(105,531,314)	(45,235,370)	(12,233,045)
Principal collected on mortgage backed securities - available for sale	29,607,231	11,908,292	871,005
Proceeds from sale of mortgage backed securities – available for sale	18,092,768	2,934,451	--
Purchase of mortgage backed securities - held to maturity	(3,255,225)	(7,589,623)	(36,353,304)
Principal collected on mortgage backed securities – held to maturity	18,405,194	15,387,327	14,424,563
Proceeds from sales of foreclosed real estate	--	75,000	94,603
Investment in premises and equipment	(1,582,163)	(515,050)	(1,014,281)
Redemption of Federal Home Loan Bank of Atlanta Stock	--	(655,300)	
Purchase of Federal Home Loan Bank of Atlanta stock	634,800	--	--
Net cash used by investing activities	(87,622,377)	(43,849,616)	(59,730,446)
Cash Flows from Financing Activities			
(Decrease) increase in checks written in excess of Bank Balance	(390,799)	390,799	--
Net increase in demand deposits, money market, passbook accounts and advances by borrowers for taxes and insurance	18,955,592	22,734,854	6,457,281
Net increase in certificates of deposit	34,926,982	32,553,664	50,761,695
Increases in Federal Home Loan Bank of Atlanta advances	14,000,000	6,900,000	16,400,000
Repayment of Federal Home Loan Bank of Atlanta advances	(8,500,000)	(18,200,000)	(8,100,000)
Acquisition of stock for Rabbi Trust	--	(57,000)	(87,974)
Proceeds from Trust Preferred Securities Issued	10,000,000	12,500,000	--
Treasury stock purchase	(14,395)	(9,376)	(165,445)
Exercised Stock Options	101,954	60,000	--
Increase (decrease) in dividends payable	1,438	846	(1,909)
Dividends on stock	(1,019,895)	(1,007,348)	(995,728)
Net cash provided by financing activities	68,060,877	55,866,439	64,267,920

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Years Ended September 30,		
	2003	2002	2001
(Decrease) increase in cash and cash equivalents	$(2,495,053)	$12,734,329	$ 5,007,288
Cash and cash equivalents at beginning of period	25,703,327	12,968,998	7,961,710
Cash and cash equivalents at end of period	$23,208,274	$25,703,327	$12,968,998
The following is a summary of cash and cash equivalents:			
Cash	$11,032,415	$ 6,467,598	$ 4,055,985
Interest bearing deposits in other banks	11,288,223	15,808,342	7,952,621
Federal funds sold	987,636	3,527,387	3,313,392
Balance of cash items reflected on Statement of Financial Condition	23,308,274	25,803,327	15,321,998
Less - certificate of deposit with a maturity of more than three months	100,000	100,000	2,353,000
Cash and cash equivalents reflected on the Statement of Cash Flows	$23,208,274	$25,703,327	$12,968,998
Supplemental Disclosures of Cash Flows Information:			
Cash paid during the period for:			
Interest	$16,157,373	$15,223,526	$14,575,316
Income taxes	$ 1,619,900	$ 990,000	$ 122,866
Transfer from loans to real estate acquired through foreclosure	$ --	$ --	$ 109,421

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

A. Principles of Consolidation - BCSB Bankcorp, Inc. (the "Company") owns 100% of the voting stock of BCSB Bankcorp Capital Trust I, BCSB Bankcorp Capital Trust II, and Baltimore County Savings Bank, F.S.B. (the "Bank"). The Bank owns 100% of Baltimore County Service Corporation and Ebenezer Road, Inc. The accompanying consolidated financial statements include the accounts and transactions of these companies on a consolidated basis since date of acquisition. All intercompany transactions have been eliminated in the consolidated financial statements. Ebenezer Road, Inc. sells insurance products.

B. Business - The Company's primary purpose is ownership of the Bank. The Bank's primary business activity is the acceptance of deposits from the general public in their market area and using the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

C. Basis of Financial Statement Presentation - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate and real estate development.

D. Federal Funds - Federal funds sold are carried at cost which approximates market.

E. Investments and Mortgage Backed Securities - Investment securities in equity mutual funds, certain federal agency notes and mortgage backed securities may be held for an indefinite period of time. However, management may sell them in response to changes in interest rates or other similar factors and, accordingly, carries them at fair value. Other investment securities consisting of federal agency notes and bonds and mortgage backed securities are carried at cost, since management has the ability and intention to hold them to maturity. Amortization of related premiums and discounts are computed using the level yield method over the life of the security. Gains and losses on all investments and mortgage backed securities are determined using the specific identification method.

F. Loans Receivable - Loans receivable are stated at unpaid principal balances, less undisbursed portion of loans in process, unearned interest on consumer loans, deferred loan origination fees and the allowance for loan losses, since management has the ability and intention to hold them to maturity.

The Bank services loans for others and pays the participant its share of the Bank's collections, net of a stipulated servicing fee. Loan servicing fees are credited to income when earned and servicing costs are charged to expense as incurred.

Unearned interest on consumer loans is amortized to income over the terms of the related loans on the level yield method.

Note 1 - Summary of Significant Accounting Policies - Continued

G. Loans Held for Sale – Loans held for sale are carried at lower of cost or market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

H. Allowance for Loan Losses - An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful or when payment of principal and interest has become ninety days past due unless the obligation is well secured and in the process of collection. When a payment is received on a loan on non-accrual status, the amount received is allocated to principal and interest in accordance with the contractual terms of the loan.

Loan origination fees and certain direct loan origination costs are deferred and recognized by the interest method over the contractual life of the related loan as an adjustment of yield.

I. Foreclosed Real Estate - Real estate acquired through foreclosure is recorded at the lower of cost or fair value. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described above in Allowance for Loan Losses. In the event of a subsequent decline, management provides an additional allowance to reduce real estate acquired through foreclosure to its fair value less estimated disposal cost. Costs relating to holding such real estate are charged against income in the current period while costs relating to improving such real estate are capitalized until a saleable condition is reached. The allowance for losses on foreclosed real estate was $50,822 at September 30, 2001. There was no provision for loan losses during the years ended September 30, 2003, 2002, and 2001.

J. Loan Servicing – The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated by calculating the net present values of the interest payments over the life of the loans. Impairment is determined on a loan by loan basis. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a loan exceed its fair value.

K. Premises and Equipment - Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method, based on the useful lives of the respective assets.

Note 1 - Summary of Significant Accounting Policies - Continued

L. Income Taxes - Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

M. Earnings Per Share - The Bank computes earnings per share in accordance with Statement of Financial Accounting Standards No. 128. This Statement requires dual presentation of basic and diluted earnings per share ("EPS") with a reconciliation of the numerator and denominator of the EPS computations. Basic per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. No adjustments were made to net income (numerator). The basic and diluted weighted average shares outstanding for the years ended September 30, 2003, 2002 and 2001 are as follows:

	2003		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income available to share holders	$ 1,297,031	5,731,209	$ 0.23
Diluted EPS			
Effect of dilutive shares	--	42,176	--
Income available to shareholders plus assumed conversions	$ 1,297,031	5,773,385	$ 0.22
	2002		
Basic EPS			
Income available to share holders	$ 1,730,974	5,646,894	$ 0.31
Diluted EPS			
Effect of dilutive shares	--	69,106	
Income available to shareholders plus assumed conversions	$ 1,730,974	5,716,000	$ 0.30
	2001		
Basic EPS			
Income available to share holders	$ 104,765	5,555,939	$ 0.02
Diluted EPS			
Effect of dilutive shares	--	120,635	
Income available to shareholders plus assumed conversions	$ 104,765	5,676,574	$ 0.02

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies - Continued

N. Statement of Cash Flows - In the statement of cash flows, cash and equivalents include cash, Federal Home Loan Bank of Atlanta overnight deposits, federal funds and certificates of deposit and Federal Home Loan Bank of Atlanta time deposits with an original maturity date less than ninety days.

O. Employee Stock Ownership Plan -The Company accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants. (See Note 12)

P. All advertising costs are expensed as incurred.

Q. Merger Agreement – On July 24, 2002, the Company acquired WHG Bancshares Corporation, the holding company for Heritage Savings Bank, a federally chartered savings bank. Holders of outstanding shares of WHG Bancshares received $14.25 in cash.

The combination was accounted for under the purchase method of accounting, and accordingly, the net assets were recorded at their estimated fair values at the date of acquisition, July 24, 2002. The Company recorded net premiums of $2,779,968 on assets and $2,981,701 on liabilities. A core deposit intangible of $630,000 was also recorded. Fair value adjustments on the assets and liabilities purchased are being amortized over the estimated lives of the related assets and liabilities. The net effect of the amortization of premiums on net income before taxes for fiscal 2003 and 2002 was $295,687 and $151,710, respectively. The excess of purchase price over the estimated fair value of the underlying net assets of $2,294,327 was allocated to goodwill. Goodwill is assessed for impairment on an annual basis.

The following unaudited pro forma condensed consolidated financial information reflects the results of operations of the Company for the years ended September 30, 2002 and 2001 as if the transaction had occurred at the beginning of the period presented. These pro forma results are not necessarily indicative of what the Company's results of operations would have been had the acquisition actually taken place at the beginning of each period presented.

	Year Ended September 30,	
	2002	2001
Net interest income	$ 16,825,132	$ 14,377,234
Net income	2,954,550	1,202,004
Diluted net income per share	0.52	0.21

R. Core Deposit Intangible - The Company recognized a core deposit intangible as described above as a result of the merger. This deposit base is assumed to decay over time as funds are withdrawn by customers. In this regard the Company utilizes an approximate nine year life. Amortization is calculated using algebraic formulas taking into account current portfolio costs and the current short term LIBOR rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies - Continued

S: Stock-Based Employee Compensation- At September 30, 2003 and 2002 the company has four stock-based employee compensation plans, which are described more fully in Notes 11, 12, 13, and 14. The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No compensation cost is reflected in income for the granted options as all granted options had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

	Year Ended September 30,		
	2003	2002	2001
Net Income, as reported	$ 1,297,031	$ 1,730,974	$ 104,765
Add: Stock-based Compenstation Included in the determination of Net income as reported, net of tax	317,300	261,874	438,042
Deduct: Total stock-based compensation Expense determined under fair value Method for all awards, net of tax	(370,091)	(281,761)	(457,927)
Pro forma net income	1,244,240	1,711,087	84,880
Earnings per share:			
Basic-as reported	.23	.31	.02
Basic-pro forma	.22	.30	.02
Diluted-as reported	.22	.30	.02
Diluted-proforma	.22	.30	.01

T: Reclassification and Restatement - Certain prior years' amounts have been reclassified to conform to the current year's method of presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Investment Securities

The amortized cost and fair values of investment securities are as follows as of September 30, 2003 and 2002.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:				
September 30, 2003				
U.S. Government and Agency obligations, available for sale	$ 90,011,858	$ 389,529	$ (380,086)	$ 90,021,301
Equity investments in Mutual funds, available for sale	31,622,832	3,526	(358,104)	31,268,254
	$121,634,690	$ 393,055	$ (769,190)	$121,289,555
Held to Maturity:				
September 30, 2003				
U.S. Government and Agency obligations, held to maturity	$ 2,500,000	$ 52,898	$ (2,185)	$ 2,550,713

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:				
September 30, 2002				
U.S. Government and Agency obligations, available for sale	$ 19,084,503	$ 295,706	$ (20,224)	$ 19,359,985
Equity investments in Mutual funds, available for sale	25,675,170	48,132	--	25,723,302
	$ 44,759,673	$ 343,848	$ (20,224)	$ 45,083,287
Held to Maturity:				
September 30, 2002				
U.S. Government and Agency obligations, held to maturity	$ 4,495,986	$ 125,346	$ --	$ 4,621,332

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Investment Securities - Continued

The following is a summary of investment securities:

	September 30, 2003		September 30, 2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for Sale:				
U.S. Government and Agency Obligations				
Due within 12 months	$ --	$ --	$ --	$ --
Due beyond 12 months but within five years	50,092,965	50,245,452	3,599,390	3,675,198
Due beyond five years but within ten years	37,421,241	37,270,407	12,986,568	13,138,433
Due beyond ten years	2,497,652	2,505,442	2,498,545	2,546,354
Equity investments in mutual funds	31,622,832	31,268,254	25,675,170	25,723,302
	$121,634,690	$121,289,555	$ 44,759,673	$ 45,083,287

	September 30, 2003		September 30, 2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Held to Maturity:				
U.S. Government and Agency Obligations				
Due within 12 months	$ 500,000	$ 516,450	$ --	$ --
Due beyond 12 months but within five years	1,500,000	1,518,835	3,499,062	3,608,673
Due beyond five years but within ten years	500,000	515,428	996,924	1,012,659
Due beyond ten years	--	--	--	--
	$ 2,500,000	$ 2,550,713	$ 4,495,986	$ 4,621,332

Proceeds from maturities and sales of available for sale securities during the year ended September 30, 2003 were $84,887,878 Net gains amounted to $51,859 for the year ended September 30, 2003. This consisted of gross gains of $51,859 and gross losses of $0.

Proceeds from maturities and sales of available for sale securities during the year ended September 30, 2002 were $50,972,997. Net gains amounted to $91,837 for the year ended September 30, 2002. This consisted of gross gains of $115,207 and gross losses of $23,370.

Proceeds from maturities and sales of available for sale securities during the year ended September 30, 2001 were $1,155,656. There were no gross gains or losses realized for the year ended September 30, 2001.

Note 2 - Investment Securities - Continued

Proceeds from maturities of held to maturity securities were $2,500,000, $16,500,000 and $53,800,000 for the years ended September 30, 2003, 2002 and 2001, respectively. There were no gross gains or losses realized for the years ended September 30, 2003, 2002 and 2001.

Note 3 - Loans Receivable

Loans receivable at September 30, 2003 and 2002 consist of the following:

	September 30,	
	2003	2002
Single-family residential mortgages	$ 179,304,383	$ 221,062,154
Single-family rental property loans	14,347,781	8,306,509
Commercial real estate loans	53,674,988	57,356,553
Construction loans	16,411,592	11,733,663
Commercial loans secured	133,276	1,595,117
Commercial loans unsecured	678,080	--
Commercial lease loans	820,116	1,170,210
Commercial lines of credit	6,409,790	4,207,625
Automobile loans	98,167,734	93,160,735
Home equity loans	13,943,377	13,864,092
Other consumer loans	3,474,142	3,896,598
	387,365,259	416,353,256
Add - Purchase Accounting Premiums, net	1,319,714	1,990,236
Less - undisbursed portion of loans in process	(7,752,851)	(4,902,134)
- unearned interest	(12,750,180)	(13,964,290)
- deferred loan origination fees and costs	(428,891)	(660,891)
- allowance for loan losses	(2,698,406)	(2,199,448)
	$ 365,054,645	$ 396,616,729

The following is a summary of the allowance for loan losses:

	September 30,		
	2003	2002	2001
Balance - beginning of year	$ 2,199,448	$ 1,562,995	$ 1,402,911
Provision for losses on loans	1,359,077	509,290	332,341
Allowance assumed in acquisition	--	386,594	--
Charge-offs	(1,238,765)	(688,742)	(344,014)
Recoveries	378,646	429,311	171,757
Balance - end of year	$ 2,698,406	$ 2,199,448	$ 1,562,995

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial

Note 3 - Loans Receivable - Continued

condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

A significant portion of the Bank's loans receivable are mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 90% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%. In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for multifamily residential, commercial and construction loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects. Automobile loans are secured by vehicles and home equity loans are secured by subordinated real estate properties. Repayments of automobile loans and home equity loans are expected primarily from the cash flows of the borrowers.

Non-accrual loans for which interest has been reduced totaled approximately $299,386 and $1,390,585 and $238,942 at September 30, 2003, 2002 and 2001, respectively. There were no impaired loans as defined by SFAS No. 114 at September 30, 2003, 2002 and 2001. There was no interest income recognized on impaired loans during these periods. The Bank was not committed to fund additional amounts on these loans.

Interest income that would have been recorded under the original terms of non-accrual loans and the interest actually recognized for the years ended September 30, are summarized below:

	September 30,		
	2003	2002	2001
Interest income that would have been recognized	$ 22,597	$ 33,122	$ 20,415
Interest income recognized	6,644	8,483	9,591
Interest income not recognized	$ 15,953	$ 24,639	$ 10,824

The following table set forth the amount and activity of the loans outstanding to officers and directors at September 30, 2003 and 2002.

	September 30,	
	2003	2002
Beginning balance	$ 926,746	$ 701,086
New loans	366,453	329,482
Loan repayments	(283,745)	(103,822)
Ending balance	$1,009,454	$ 926,746

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Loans Receivable - Continued

The Bank services loans for others. The amount of such loans serviced at September 30, 2003 and 2002 was $22,194,681 and $12,306,345, respectively. At September 30, 2003 and 2002, the balance of loans sold by the Bank with recourse amounted to $172,828 and $275,996, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicings were approximately $86,951 and $73,843 at September 30, 2003 and 2002, respectively.

The Bank is a party to financial instruments with off-balance-sheet risk made in the normal course of business to meet the financing needs of its customers. These financial instruments are standby letters of credit, lines of credit and commitments to fund mortgage loans and involve to varying degrees elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments express the extent of involvement the Bank has in this class of financial instruments and represents the Bank's exposure to credit loss from nonperformance by the other party.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with off-balance-sheet credit risk.

Financial Instruments Whose Contract Amounts Represent Credit Risk	Contract Amount At September 30, 2003	Contract Amount At September 30, 2002
Standby letters of credit	$ 419,023	$ 430,537
Commercial lines of credit	$ 1,065,227	$ 4,645,461
Home equity lines of credit	$ 19,344,327	$ 16,163,331
Loan commitments, fixed rate	$ 9,911,900	$ 10,101,613
Loan commitments, variable rate	$ 700,000	$ 2,755,000

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to a third party. Those guarantees are issued primarily to support private borrowing arrangements, generally limited to real estate transactions. Unless otherwise noted, the standby letters of credit are not collateralized. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Home equity and commercial lines of credit are loan commitments to individuals and companies and have fixed expiration dates as long as there is no violation of any condition established in the contract. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Rates on mortgage loan commitments for fixed rate loans ranged from 4.25% to 6.375% and 5.38% to 7.25% at September 30, 2003 and 2002, respectively. There were no mortgage loan commitments for variable rate loans at September 30, 2003 and 2002. Rates on home equity loan commitments for fixed rate loans ranged from 4.5% to 6.25% and 5.5% to 6.5% at September 30, 2003 and 2002, respectively. Rates on home equity loan commitments for variable rate loans were at prime at September 30, 2003.

Rates on commercial loan commitments for fixed rate loans ranged from 6.25% to 7.25% at September 30, 2003. Rates on commercial loan commitments for variable rate loans ranged from .50% over prime to 1.0% over prime at September 30, 2003. Rates on commercial loan commitments for

Note 3 - Loans Receivable - Continued

fixed rate loans ranged from 7.0% to 8.5% at September 30, 2002. Rates on commercial loan commitments for variable rate loans ranged from 0.50% over prime to 2.0% over prime at September 30, 2002.

No amount was recognized in the statement of financial position at September 30, 2003 and 2002, as liability for credit loss nor was any liability recognized for fees received for standby letters of credit

The Bank grants loans to customers, substantially all of whom are residents of the Metropolitan Baltimore and Harford County areas.

Note 4 - Mortgage Backed Securities

The amortized cost and fair values of mortgage backed securities are as follows as of September 30, 2003 and 2002:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:				
September 30, 2003				
GNMA certificates	$ 23,367,753	$ 87,439	$ (99,976)	$ 23,355,216
FNMA certificates	60,472,267	137,310	(672,523)	59,937,054
FHLMC participating certificates	33,275,150	125,676	(488,695)	32,912,131
	$117,115,170	$ 350,425	$(1,261,194)	$116,204,401
September 30, 2002				
GNMA certificates	$ 28,191,758	$ 264,472	$ (1,436)	$ 28,454,794
FNMA certificates	$ 19,015,492	$ 258,358	$ (3,141)	$ 19,270,709
FHLMC participating certificates	12,448,442	237,187	--	12,685,629
	$ 59,655,692	$ 760,017	$ (4,577)	$ 60,411,132
Held to Maturity:				
September 30, 2003				
GNMA certificates	$ 5,799,850	$ 227,875	$ (493)	$ 6,027,232
FNMA certificates	8,674,844	219,028	(4,073)	8,889,799
FHLMC participating certificates	3,919,745	149,500	(3,008)	4,066,237
	$ 18,394,439	$ 596,403	$ (7,574)	$ 18,983,268
September 30, 2002				
GNMA certificates	$ 11,067,019	$ 562,778	$ (6,758)	$ 11,623,039
FNMA certificates	12,555,877	366,135	(5,866)	12,916,146
FHLMC participating certificates	10,068,534	402,058	--	10,470,592
	$ 33,691,430	$ 1,330,971	$ (12,624)	$ 35,009,777

Note 4 - Mortgage Backed Securities - Continued

Proceeds from sales of available for sale mortgage backed securities during the year ended September 30, 2003 were $18,092,768. Net gains amounted to $231,892 for the year ended September 30, 2003. This consisted of gross gains of $231,892 and gross losses of $0. Proceeds from sales of available for sale mortgage backed securities during the year ended September 30, 2002 were $2,934,451. Net gains amounted to $2,221 for the year ended September 30, 2002. This consisted of gross gains of $3,921 and gross losses of $1,700. No gains or losses were realized during the year ended September 30, 2001.

Note 5 - Premises and Equipment

Premises and equipment at September 30, 2003 and 2002 are summarized by major classification as follows:

	September 30,		
	2003	2002	Life
Office building	$ 6,442,660	$ 5,859,884	50 Years
Leasehold improvements	1,136,196	1,123,517	7-31 Years
Furniture, fixtures and equipment	6,509,469	5,526,688	10 Years
	14,088,325	12,510,089	
Accumulated depreciation	4,861,438	3,879,277	
	$ 9,226,887	$ 8,630,812	

The Bank has entered into long-term leases for the land on which the main office is located and the premises of its branch offices. Rental expense under long-term leases for property for the years ended September 30, 2003, 2002 and 2001 was $810,889, $649,691 and $641,512, respectively. At September 30, 2003, minimum rental commitments under noncancellable leases are as follows:

Years Ended September 30,	Amount
2004	$ 885,632
2005	1,002,465
2006	959,010
2007	916,447
2008	815,913
After 2008	6,154,453
	$ 10,733,920

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Core Deposit Intangible

	As of September 30, 2003	As of September 30, 2002
Core Deposit Intangible	$ 630,000	$ 630,000
Accumulated Amortization	209,000	88,000
Net balance	$ 421,000	$ 542,000

Aggregate Amortization Expense

For the year ended September 30, 2003	$ 121,000
For the year ended September 30, 2002	$ 88,000

Estimated Amortization Expense

For the year ended September 30, 2004	$ 59,000
For the year ended September 30, 2005	62,000
For the year ended September 30, 2006	57,000
For the year ended September 30, 2007	59,000
For the year ended September 30, 2008	46,000

Note 7 - Deposits

Deposits are summarized as follows at September 30, 2003 and 2002:

	2003		2002	
	Amount	%	Amount	%
Type of Account				
Deposits				
NOW	$ 32,627,888	5.90	$ 31,849,467	6.39%
Non-interest bearing NOW	17,929,246	3.25	13,977,091	2.80
Money market	15,539,432	2.82	18,909,446	3.79
Passbook savings	110,236,039	19.97	92,301,331	18.50
Certificates	375,196,296	67.99	340,269,314	68.22
Purchase Accounting Premiums, net	340,964	.06	1,391,921	.28
	551,869,865	99.99	498,698,570	99.98
Accrued interest payable	58,754	.01	86,698	.02
	$ 551,928,619	100.00%	$ 498,785,268	100.00%

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $102,517,808 and $73,742,000 at September 30, 2003 and 2002, respectively. Deposits in excess of $100,000 are not insured by the Savings Association Insurance Fund.

Note 7 – Deposits - Continued

At September 30, 2003, scheduled maturities of certificates of deposit are as follows:

2004	$ 191,259,020
2005	79,017,830
2006	27,970,229
2007	26,112,491
2008	50,835,651
2009 and thereafter	1,075
	$ 375,196,296

Interest expense on deposits for the years ended September 30, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
NOW	$ 265,521	$ 434,916	$ 339,812
Money market	161,203	172,697	176,425
Passbooks savings	2,129,159	2,275,939	1,486,437
Certificates	11,666,740	11,100,094	11,782,531
	$ 14,222,623	$ 13,983,646	$ 13,785,205

Note 8 - Federal Home Loan Bank of Atlanta Advances

The Bank has the following outstanding Federal Home Loan Bank advances as of September 30:

	2003		2002	
Due	Rate	Total	Rate	Total
Less than one year	1.30%-7.48%	$ 12,250,000	2.17% - 6.41%	$ 4,500,000
One to two years	6.60%-6.60%	1,000,000	5.00% - 7.48%	2,250,000
Beyond two years	4.89%-6.33%	18,000,000	4.89% - 6.60%	19,000,000
Purchase Accounting Premiums		1,017,961		1,218,099
Total borrowings		$ 32,267,861		$ 26,968,099

The Bank has a $10,000,000 variable rate advance bearing interest at 1.3% and fixed rate advances totaling $21,250,000 with rates ranging from 4.89% to 7.48%.

The Bank has a line of credit with the Federal Home Loan Bank of Atlanta equal to 11% of the Bank's assets at September 30, 2003, secured by a blanket floating lien on mortgage loans receivable. The line of credit requires no compensating balances.

Note 9 – Trust Preferred Securities

Company-obligated preferred securities ("trust preferred securities") consist of 12,500 securities with a liquidation amount of $1,000 per security. The trust preferred securities were issued in June 2002 by a statutory business trust; BCSB Bankcorp Capital Trust I ("the Business Trust"). The Business Trust is a wholly owned subsidiary of the Company. The Business Trust used the proceeds of the trust preferred securities to purchase at par $12,887,000 of adjustable rate junior subordinated debentures of the Company that are due June 30, 2032. The rate is 3.65% per annum over the three-

Note 9 – Trust Preferred Securities - Continued

month LIBOR rate and resets quarterly. The rate at September 30, 2003 and 2002 was 4.76% and 5.425%, respectively. The junior subordinated debentures are the sole assets of the Trust.

Payments to be made by the Business Trust on the trust preferred securities are dependent on payments that the Company has undertaken to make, particularly the payment to be made by the Company on the debentures. Considered together, the obligations of the Company constitute a full and unconditional guarantee of the Business Trust's obligations under the trust preferred securities.

Distributions on the trust preferred securities are payable quarterly at a rate of 3.65% per annum over the three-month LIBOR rate. The distributions are funded by interest payments received on the debentures and are subject to deferral for up to five years under certain conditions. Distributions are included in interest expense. The Company may redeem the debentures, in whole or in part, at par at any time after June 30, 2007, or under certain conditions in whole but not in part, at any time at a redemption price equal to 103% of the principal amount plus any accrued unpaid interest.

The Company established a second statutory trust subsidiary (the "Statutory Trust"), which issued and sold to private investors 10,000 securities with a liquidation amount of $1,000 per security, for a total of $10.0 million of preferred securities. The Company funded the Statutory Trust with $310,000 in exchange for 100% of the Statutory Trust's common securities. The Statutory Trust used the proceeds from these transactions to purchase $10,310,000 of floating rate subordinated debentures from the Company. The Company makes periodic interest payments on the debentures to the Trust, and the Statutory Trust in turn makes interest payments on the trust preferred securities to the private investors.

The trust preferred securities and subordinated debentures are due October 7, 2033. The rate is 3.00% per annum over the three-month LIBOR rate and resets quarterly. The rate at September 30, 2003 was 4.16%. The junior subordinated debentures are the sole assets of the Statutory Trust. The subordinated debt securities, unsecured, rank junior and are subordinate in right of payment of all senior debt of the Company, and the Company has guaranteed repayment on the trust preferred securities issued by the Statutory Trust. The Company used the proceeds from these transactions to increase the capital of the Bank. The $10.3 million of subordinated debt securities are includable as part of Tier 1 regulatory capital for the Bank.

Payments to be made by the Statutory Trust on the trust preferred securities are dependent on payments that the Company has undertaken to make, particularly the payment to be made by the Company on the debentures. Distributions on the trust preferred securities are payable quarterly at a rate of 3.00% per annum over the three-month LIBOR rate. The distributions are funded by interest payments received on the debentures and are subject to deferral for up to five years under certain conditions. Distributions are included in interest expense. The Company may redeem the debentures, in whole or in part, at par at any time after October 7, 2008, or under certain conditions in whole but not in part, at any time at a redemption price equal to 103% of the principal amount plus any accrued unpaid interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Pension Plan

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to a maximum of $12,000 for 2003. The Bank is obligated to contribute 100% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan amounted to $305,507, $257,635 and $267,800 for the years ended September 30, 2003, 2002 and 2001, respectively.

Note 11- Directors Retirement Plan

The Director's Retirement Plan consisted of a Rabbi Trust that was invested primarily in the Company's stock. The related deferred compensation obligation was classified as a liability adjusted with a corresponding charge (or credit) to compensation costs by multiplying the number of shares owned by the Rabbi Trust by the change in the fair market of each share, to reflect changes of the amount owed to the Directors. The plan was amended in fiscal 2002. The amended plan divided the then existing Plan into two plans. Under one plan the directors are credited with a specific number of shares of the Company's stock, and will be paid out by delivering only Company stock to the participants. Under the other plan directors compensation is invested primarily in one-year certificates of deposit. Due to the change, any increase or decrease in the market value of shares in the Plan will no longer be recognized as compensation expense or a reduction of compensation expense, in addition the obligation related to the stock plan is now included in the equity section of the statement of financial condition. Compensation expense was reduced by $170,315 for the year ended September 30, 2002, principally because of a decline in value of shares held in the Rabbi Trust up to the change in the plan. Compensation expense was increased by $431,827 for the year ended September 30, 2001, principally because of the increase in the value of shares held in the Rabbi Trust.

Note 12- Common Stock

In 1998, the Bank reorganized from a federally chartered mutual savings bank to a federally chartered stock savings bank. Simultaneously, the Bank consummated the formation of a new holding company, BCSB Bankcorp, Inc. Also simultaneously, a mutual holding company was formed, Baltimore County Savings Bank, M.H.C. In connection with the reorganization, the Company issued 6,116,562 shares of its common stock. A majority of that stock (3,754,960 shares) was issued to Baltimore County Savings Bank, M.H.C. The remainder was issued to the general public. Also, the Bank established the Baltimore County Savings Bank, F.S.B. Foundation through a contribution of 75,000 shares of its common stock.

At the same time as the reorganization, the Bank established an Employee Stock Ownership Plan ("ESOP") for its employees. On July 8, 1998 the ESOP acquired 182,928 shares of the Company's common stock in connection with the Bank's Reorganization to a mutual holding company form of organization. The ESOP holds the common stock in a trust for allocation among participating

Note 12- Common Stock - Continued

employees, in trust or allocated to the participants' accounts and an annual contribution from the Bank to the ESOP and earnings thereon.

All employees of the Bank who attain the age of 21 and complete one year of service with the Bank will be eligible to participate in the ESOP. Participants must be employed at least 500 hours in a plan year in order to receive an allocation. Each participant's vested interest under the ESOP is determined according to the following schedule: 0% for less than 2 years of service with the Company or the Bank, 20% for 2 years of service, 40% for 3 years of service, 60% for 4 years of service, 80% for 5 years of service, and 100% for 6 years of service. For vesting purposes, a year of service means any plan year in which an employee completes at least 1,000 hours of service (whether before or after the ESOP's January 1, 1998 effective date). Vesting accelerates to 100% upon a participant's attainment of age 65, death or disability.

The ESOP will be funded by contributions made by the Bank in cash or common stock and dividends on the shares held in the Trust. The Bank will recognize compensation expense as shares are committed for release from collateral at their current market price. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of the debt service. The compensation costs for the years ended September 30, 2003, 2002 and 2001 were $263,744 , $211,228 and $159,858, respectively.

The ESOP shares were as follows as of September 30:

	2003	2002
Shares released and allocated	105,324	86,893
Unearned shares	77,606	96,037
	182,930	182,930
Fair value of unearned shares	$ 1,263,340	$ 1,200,463

Note 13- Management Recognition Plan

On July 15, 1999, the Bank established a Management Recognition Plan ("MRP") to retain personnel of experience and ability in key positions of responsibility. Members of the Board of Directors and certain executive officers may be awarded a total of 91,464 shares of stock, which will be held in a separate trust that manages the MRP. The Bank funded the MRP during the year ended September 30, 1999 by purchasing 87,000 shares of common stock in the open market. During the year ended September 30, 2000, the remaining 4,464 shares were purchased. The Bank initially awarded an aggregate of 45,600 shares of common stock. During the year ended September 30, 2002 the Bank awarded an additional 25,750 shares, and intends to reserve the remaining 20,114 shares for possible future awards. Shares awarded to the participants in the MRP vest at a rate of 25% per year on each anniversary of the effective date of the MRP award. As of September 30, 2003, 52,038 shares have vested. If a participant terminates employment for reasons other than death, disability, change in control or retirement he or she forfeits all rights to unvested shares. Compensation expense in the amount of the fair market value of the Common Stock at the date of the grant is recognized on a pro-rata basis over the years during which the shares are earned. Compensation expense of $127,230, $98,224 and $89,780 was recognized for the MRP for the years ended September 30, 2003, 2002 and 2001, respectively.

Note 14- Stock Option Plan

The Company has a Stock Option Plan (the "Plan") whereby 228,660 shares of common stock have been reserved for issuance under the Plan. Options granted under the Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended or Non-Incentive Stock Options. Options are exercisable in four annual installments at the market price of common stock at the date of grant. The Options must be exercised within ten years from the date of grant. There were 76,500 options granted during the year ended September 30, 2002. No options were granted during the year ended September 30, 2003 and 2001.

The following table summarizes the status of and changes in the Company's stock option plan during the past three years.

	Shares	Weighted Average Exercise Price
Outstanding at October 1, 2000 and September 30, 2001	80,000	$8.00
Options exercised	(7,500)	8.00
Granted	76,500	11.375
Outstanding at September 30, 2002	149,000	$9.71
Options exercised	(12,375)	8.24
Granted	0	.00
Outstanding at September 30, 2003	136,625	$ 9.87
Exercisable at September 30, 2001	40,000	$8.00
Exercisable at September 30, 2002	52,500	$8.00
Exercisable at September 30, 2003	79,250	$ 8.77

SFAS No. 123, "Accounting for Stock-Based Compensation", requires the Company to make certain disclosures as if the fair value method of accounting had been applied to the Company's stock option grants made subsequent to 1994. Accordingly, the Company estimated the grant date fair value of each option awarded in fiscal 1999 using the Black-Scholes Option-Pricing model with the following relevant assumptions: dividend yield of 6.25%, risk-free interest rate of 5.72% and expected lives of 10 years. The assumption for expected volatility was 31.55%. The estimated fair value of each option granted was $1.62.

The Company estimated the grant date fair value of each option awarded in fiscal 2002 using the Black-Scholes Option-Pricing model with the following relevant assumptions: dividend yield of 4.08%, risk-free interest rate of 4.49% and expected lives of 10 years. The assumption for expected volatility was 32.63%. The estimated fair value of each option granted was $2.80.

Note 15- Retained Earnings

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2003, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

The following table presents the Bank's capital position based on the September 30 financial statements and the current capital requirements.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2003						
Tangible (1)	$ 52,170,469	7.96 %	$ 9,831,847	1.5%	$ N/A	N/A %
Tier I capital (2)	52,170,469	15.61	N/A	N/A	20,053,560	6.0
Core (1)	52,170,469	7.96	26,218,260	4.0	32,772,825	5.0
Risk-weighted (2)	54,226,285	16.22	26,738,080	8.0	34,222,600	10.0
September 30, 2002						
Tangible (1)	$ 46,635,461	8.09%	$ 8,650,374	1.5%	$ N/A	N/A %
Tier I capital (2)	46,635,461	13.77	N/A	N/A	20,323,889	6.0
Core (1)	46,635,461	8.09	23,067,663	4.0	28,834,579	5.0
Risk-weighted (2)	48,761,922	14.40	27,098,519	8.0	33,873,148	10.0

(1) To adjusted total assets.
(2) To risk-weighted assets.

Note 15- Retained Earnings - Continued

The OTS has adopted an interest rate risk component of regulatory capital requirements effective January 1, 1994. The rule requires additional capital to be maintained if the Bank's interest rate risk exposure, measured by the decline in the market value of the Bank's net portfolio value, exceeds 2% of assets as a result of a 200 basis point shift in interest rates. As of September 30, 2003, the Bank is not subject to the interest rate risk requirement.

OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is able to pay dividends during a calendar year without regulatory approval to the extent of the greater of (i) an amount which will reduce by one-half its surplus capital ratio at the beginning of the year plus all its net income determined on the basis of generally accepted accounting principles for that calendar year or (ii) 75% of net income for the last four calendar quarters.

The Bank is restricted in paying dividends on its stock to the greater of the restrictions described in the preceding paragraph, or an amount that would reduce its retained earnings below its regulatory capital requirement or the accumulated bad debt deduction.

Note 16- Income Taxes

The current tax provision consists of the following for the years ended September 30, 2003, 2002 and 2001:

	2003	2002	2001
Current expense	$656,611	$ 1,026,926	$ 335,037
Deferred benefit	(1,658)	(42,950)	(255,747)
Total tax expense	$654,953	$ 983,976	$ 79,290

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16- Income Taxes - Continued

The tax effects to temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2003, and 2002 are as follows:

	2003	2002
Deferred Tax Assets:		
ESOP and MRP	$ 44,338	$ 44,338
Deferred compensation	317,417	87,564
Allowance for loan losses	1,042,124	700,124
Allowance for uncollected interest	5,314	5,477
Deferred loan fees	--	207,115
Unrealized holding losses	485,030	--
Total gross deferred tax assets	1,894,223	1,044,618
Deferred Tax Liabilities:		
Federal Home Loan Bank of Atlanta		
stock dividends	(208,892)	(208,892)
Depreciation	(607,257)	(286,579)
Unrealized holding gains	--	(415,083)
Market value change in Rabbi Trust assets	(69,268)	(19,544)
Purchase Accounting Premiums, net	(8,698)	(16,183)
Total gross deferred tax liabilities	(894,115)	(946,281)
Net Deferred Tax Assets	$ 1,000,108	$ 98,337

The amount computed by applying the statutory federal income tax rate to income before taxes and extraordinary item is greater than the taxes provided for the following reasons:

	For the Years Ended September 30,					
	2003		2002		2001	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Statutory federal income tax rate	$ 663,675	34.00%	$ 923,083	34.00%	$ 62,579	34.00%
Increases Resulting From						
State income tax net of federal income tax benefit	46,727	2.39	56,768	2.09	7,187	3.90
Other	(55,449)	(2.84)	4,125	0.15	9,524	5.17
	$ 654,953	33.55%	$ 983,976	36.24%	$ 79,290	43.07%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16- Income Taxes - Continued

The Company and its subsidiaries file a consolidated income tax return on a fiscal year basis. The returns have been audited by the Internal Revenue Service through the year ended September 30, 1994.

Qualified thrift lenders such as the Bank are not required to provide a deferred tax liability for bad debt reserves for tax purposes that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Bank amounted to approximately $6,249,261 with an income tax effect of approximately $2,413,997 at September 30, 2003. This bad debt reserve would become taxable if certain conditions are met by the Bank.

Note 17- Related Party Transactions

Director Michael J. Klein is a member holding a 30% ownership interest in Colgate Investments, LLC, a limited liability company that owns real property that the Bank leases for a branch office site. The Bank paid $57,000 in rent to Colgate Investments, LLC during the year ended September 30, 2003 and expects to pay the same amount during the year ended September 30, 2004. The remaining 70% of Colgate Investments, LLC is owned by Mr. Klein's siblings.

Note 18- Disclosures About Fair Value of Financial Instruments

The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash, federal funds and interest-bearing deposits in other banks. Fair value is based upon market prices quoted by dealers for investment securities and mortgage backed securities. The carrying amount of Federal Home Loan Bank of Atlanta stock is a reasonable estimate of fair value. Loans receivable were discounted using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. Preferred Trust Securities are considered to be at fair value. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered on deposits of similar remaining maturities. The fair value of Federal Home Loan Bank advances is estimated using rates currently offered on advances of similar remaining maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18- Disclosures About Fair Value of Financial Instruments - Continued

The estimated fair values of the Bank's financial instruments are as follows:

	September 30, 2003		September 30, 2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(Amounts in Thousands)		
Financial Assets				
Cash	$ 11,032	$ 11,032	$ 6,468	$ 6,468
Interest bearing deposits in other banks	11,288	11,288	15,808	15,808
Federal funds sold	988	988	3,527	3,527
Investment securities - available for sale	121,290	121,290	45,083	45,083
Investment securities - held to maturity	2,500	2,551	4,496	4,621
Loans Receivable				
Mortgage loans	$ 277,355	$ 270,107	$ 325,264	$ 339,983
Share loans	1,152	1,152	1,332	1,332
Consumer loans	86,548	86,634	71,353	71,353
Mortgage backed securities - available for sale	116,204	116,204	60,411	60,411
Mortgage backed securities - held to maturity	18,394	18,983	33,691	35,010
Federal Home Loan Bank of Atlanta stock	3,305	3,305	3,940	3,940

	September 30, 2003		September 30, 2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(Amounts in Thousands)		
Financial Liabilities				
Deposits	$ 551,929	$ 556,982	$ 498,785	$ 500,902
Federal Home Loan Bank of Atlanta advances	32,268	32,392	26,968	26,982
Mortgage loan commitments	--	10,611	--	12,857
Trust Preferred securities	22,500	20,500	12,500	12,500

Note 19- Condensed Financial Information (Parent Company Only)

Information as to the financial position of BCSB Bankcorp as of September 30, and the results of operations and cash flows for the years ended September 30 are summarized below.

	September 30, 2003	September 30, 2002
Statement of Financial Condition		
Assets		
Cash	$ 527,537	$ 115,162
Interest bearing deposits in other banks	6,055,930	1,182,507
Investment securities – available for sale	3,176,829	3,115,576
Investment securities, held to maturity	2,000,000	3,495,986
Employee Stock Ownership Plan loan	913,256	1,097,568
Accrued interest receivable	65,420	75,645
Investment in Subsidiaries	53,581,623	47,775,863
Prepaid income taxes	188,419	25,359
Other assets	698,074	488,871
Total assets	$ 67,207,088	$ 57,372,537
Liabilities and Stockholders' Equity		
Liabilities		
Long-Term Sub-debentures	23,197,000	12,887,000
Accrued taxes payable	188,960	54,135
Dividends payable	266,329	264,891
Other liabilities	30,352	17,818
	23,682,641	13,223,844
Stockholders' Equity		
Common Stock (5,885,593 and 5,874,082 shares issued and outstanding, respectively)	58,856	58,741
Paid-in Capital	20,652,137	20,302,518
Retained earnings (substantially restricted)	25,556,888	25,279,752
	46,267,881	45,641,011
Employee Stock Ownership Plan	(776,060)	(960,372)
Stock held by Rabbi Trust	(1,196,500)	(1,196,500)
Accumulated other comprehensive income (net of tax)	(770,874)	664,554
Total stockholders' equity	43,524,447	44,148,693
Total liabilities and stockholders' equity	$ 67,207,088	$ 57,372,537

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19- Condensed Financial Information (Parent Company Only) - Continued

	September 30, 2003	September 30, 2002	September 30, 2001
Statements of Operations			
Interest and fees on loans	$ 42,757	$ 70,333	$ 50,452
Interest and dividends on investment securities	199,443	287,635	309,121
Other interest income	39,085	33,179	147,701
Total interest income	281,285	391,147	507,274
Interest on borrowings	659,095	187,380	--
Net interest income	(377,810)	203,767	507,274
Non interest expense			
Professional fees	71,042	74,654	71,806
Other expenses	165,278	88,647	65,200
Total non-interest expense	236,320	163,301	137,006
Net (loss) income before tax provision	(614,130)	40,466	370,268
Income tax (benefit) provision	(208,804)	15,628	142,997
(Loss) Income before equity in net income of subsidiary	(405,326)	24,838	227,271
Equity in net income of subsidiary	1,702,357	1,706,136	(122,506)
Net income	1,297,031	1,730,974	104,765
Statement of Cash Flows			
Net income	1,297,031	1,730,974	104,765
Adjustments to reconcile Net Income to Net Cash Provided By Operating Activities			
Accretion of discount on investments	(4,014)	(272)	(1,502)
Equity in net (income) loss of subsidiary	(1,702,357)	(1,706,136)	122,505
Decrease in accrued interest receivable	10,225	72,228	84,512
Increase in prepaid taxes	(153,361)	(25,359)	--
Increase in receivable from subsidiary	93,697	(93,697)	--
Increase in other assets	(209,203)	(378,475)	(34,448)
Increase (decrease) in income taxes payable	134,825	50,911	(21,644)
Decrease in other liabilities	12,534	(133,468)	(111,455)
Noncash compensation under stock-based benefit plan	141,980	101,920	83,025
Net cash (used by) provided by operating activities	(378,643)	(381,374)	225,758

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19- Condensed Financial Information (Parent Company Only) - Continued

	September 30, 2003	September 30, 2002	September 30, 2001
Cash Flows from Investing Activities			
Additional investment in subsidiaries	$ (5,310,000)	$(12,887,000)	$ --
Proceeds from maturing interest bearing deposits	--	495,000	--
Purchase of interest bearing deposits	--	--	(495,000)
Proceeds from maturities of investment securities - held to maturity	2,000,000	4,000,000	6,250,000
Proceeds from sale of investment securities - available for sale	--	819,936	--
Purchase of investment securities - available for sale	(88,973)	(3,929,247)	--
Purchase of investment securities - held to maturity	(500,000)	(2,495,937)	(4,000,000)
Principal collected on longer term loans	184,312	182,928	182,928
Net cash (used by) provided by investing activities	(3,714,661)	(13,814,320)	1,937,928
Cash Flows from Financing Activities			
Increase in Long-Term Sub-debentures	10,310,000	12,887,000	--
Treasury Stock repurchase	(14,395)	(9,376)	(165,445)
Exercised options	101,954	60,000	--
Dividends on stock	(1,019,895)	(1,007,348)	(995,728)
Increase (decrease) in dividends payable	1,438	846	(1,909)
Net cash provided (used by) financing activities	9,379,102	11,931,122	(1,163,082)
Increase (Decrease) in cash and cash equivalents	5,285,798	(2,264,572)	1,000,604
Cash and cash equivalents at beginning of period	1,297,669	3,562,241	2,561,637
Cash and cash equivalents at end of period	6,583,467	1,297,669	3,562,241
The following is a summary of cash and cash equivalents			
Cash	527,537	115,162	1,406,140
Interest bearing deposits in other banks	6,055,930	1,182,507	2,651,101
Balance of cash items reflected on Statement of Financial Condition	6,583,467	1,297,669	4,057,241
Less - certificates of deposit with an original maturity of more than three months	--	--	495,000
Cash and cash equivalents reflected on the Statement of Cash Flows	$ 6,583,467	$ 1,297,669	$ 3,562,241

Note 20- Recent Accounting Pronouncements

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative discussed in paragraph 6(b) of Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and (4) amends certain other existing pronouncements. Those changes result in more consistent reporting on contracts as either derivatives or hybrid instruments. This Statement is effective for contracts and hedging relationships entered into or modified after June 30, 2003.

In May 2003, FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003.

The above accounting pronouncements did not have a material impact on the consolidated financial statements.

Note 21- Quarterly Financial Date (Unaudited)

Summarized unaudited quarterly financial data for the year ended September 30, 2003 is as follows:

Operating Summary:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income	$8,681,989	$8,654,416	$8,192,950	$7,637,597
Interest Expense	4,186,237	4,044,790	3,994,914	3,880,702
Net Interest Income	4,495,752	4,609,626	4,198,036	3,756,895
Provision for Loan Losses	281,998	130,367	786,348	160,364
Net Interest Income after provision for loan losses	4,213,754	4,479,259	3,411,688	3,596,531
Other Income	425,754	526,056	392,491	242,847
Other Expense	3,907,781	3,747,140	3,771,334	3,910,141
Interest income before income tax expense	731,727	1,258,175	32,845	(70,763)
Income Taxes	279,218	479,592	11,000	(114,857)
Net Income	452,509	778,583	21,845	44,094
Per share date:				
Earnings –basic	.08	.14	.00	.01
Earnings –diluted	.08	.14	.00	.01

Note 21- Quarterly Financial Date (Unaudited)- Continued

Summarized unaudited quarterly financial data for the year ended September 30, 2002 is as follows:

Operating Summary:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income	$6,662,556	$6,616,609	$6,864,620	$8,336,486
Interest Expense	3,826,097	3,527,847	3,571,351	4,020,970
Net Interest Income	2,836,459	3,088,762	3,293,269	4,315,516
Provision for Loan Losses	63,862	5,508	139,881	300,039
Net Interest Income after provision for loan losses	2,772,597	3,083,254	3,153,388	4,015,477
Other Income	146,759	314,263	260,065	332,393
Other Expense	2,718,713	2,710,704	2,630,165	3,303,664
Interest income before income tax expense	200,643	686,813	783,288	1,044,206
Income Taxes	77,467	266,472	303,120	336,917
Net Income	123,176	420,341	480,168	707,289
Per share date:				
Earnings –basic	.02	.08	.09	.13
Earnings –diluted	.02	.07	.08	.12

BOARD OF DIRECTORS

Henry V. Kahl
Chairman of the Board

H. Adrian Cox
Vice Chairman of the Board
Insurance Agent for Rohe and Rohe Associates, Baltimore, Maryland

Gary C. Loraditch
President and Chief Executive Officer of the Company and the Bank

William M. Loughran
Senior Vice President of the Company and the Bank

Michael J. Klein
Vice President, Klein's Super Markets

John J. Panzer, Jr.
Self Employed Builder

P. Louis Rohe, Jr.
Retired

William J. Kappauf, Jr.
Director of Cash Management for Baltimore Gas & Electric Co.
Baltimore, Maryland

EXECUTIVE OFFICERS

Gary C. Loraditch
President and Chief Executive Officer

David M. Meadows
Vice President, Secretary and General Counsel

William M. Loughran
Senior Vice President
Chief Lending Officer

Kellie T. Rychwalski
Vice President
Retail Banking Officer

Bonnie M. Klein
Vice President and Treasurer
Chief Financial Officer

OFFICE LOCATIONS

4111 E. Joppa Road, Suite 300
Baltimore, Maryland 21236

1736 Merritt Blvd.
Dundalk, Maryland 21222

515 Eastern Avenue
Baltimore, Maryland 21221

2105 Rock Spring Road
Forest Hill, Maryland 21050

1505 York Road
Lutherville, Maryland 21093

2101 Gwynn Oak Road
Baltimore, Maryland 21207

4208 Ebenezer Road
Perry Hall, Maryland 21128

2165 York Road
Timmonium, Maryland 21093

5340 Campbell Boulevard
Baltimore, Maryland 21236

402 Constant Friendship Boulevard
Abingdon, Maryland 21009

8767 K Philadelphia Road
Baltimore, Maryland 21237

9416 Baltimore National Pike
Ellicott City, Maryland 21042

563 Bel Air Plaza
Bel Air, Maryland 21014

712 N. Rolling Road
Catonsville, Maryland 21228

2128 N. Fountain Green Road
Bel Air, Maryland 21015

9613 Harford Road
Baltimore, MD 21234

4228 Harford Road
Baltimore, Maryland 21214

CORPORATE INFORMATION

Independent Certified Public Accountants
Anderson Associates, LLP
7621 Fitch Lane
Baltimore, Maryland 21236

General Counsel
Moore, Carney, Ryan & Lattanzi, LLC
4111 E. Joppa Road, Suite 201
Baltimore, Maryland 21236

Transfer Agent and Registrar
American Stock and Transfer Co.
6201 15th Avenue
Brooklyn, New York 11212

Special Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street, N.W., Suite 600
Washington, D.C. 20036

Annual Meeting
The 2004 Annual Meeting of Stockholders will be held on February 11, 2004 at 4:00 p.m. at the Bank's Perry Hall office located at 4208 Ebenezer Road, Baltimore, Maryland

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2004 Annual Meeting upon written request to Corporate Secretary, BCSB Bankcorp, Inc., 4111 E. Joppa Road, Suite 300, Baltimore, Maryland 21236.

BCSB Bankcorp, Inc.
4111 E. Joppa Road
Baltimore, MD 21236
(410) 256-5000
www.baltcosavings.com